Exhibit 99.72

Carbon Streaming Corporation

Management

Information Circular

For the Annual and Special Meeting of Shareholders

to be held on June 29, 2021

(i)

Table of Contents

Notice of Annual and Special Meeting of Shareholders	1
Introduction	3
Particulars of Matters to be Acted Upon	4
Election of Directors	4
Appointment of Auditors	9
Approval of Omnibus Long-Term Incentive Plan	9
Other Matters	13
General Proxy Information	14
Appointment of Proxyholder	14
Voting by Proxy	14
Completion and Return of Proxy	14
Non-Registered Holders	15
Revocability of Proxy	17
Voting Securities and Principal Holders Thereof	17
Executive Compensation	18
Overview	18
Named Executive Officers	18
Compensation Discussion and Analysis and Oversight of Compensation	18
Corporate Governance	23
Corporate Governance Overview	23
Board of Directors	23
Committee Information	30
Audit Committee	30
Compensation Committee	32
Corporate Governance and Nominating Committee	34
Additional Information	35
Indebtedness of Directors, Executive Officers and Others	35
Interest of Informed Persons in Material Transactions	35
Interest of Certain Persons or Companies in Matters to be Acted Upon	35
Management Contracts	35
Other Information	36
Directors’ Approval	36

ADDENDA

SCHEDULE “A”	OMNIBUS LONG-TERM INCENTIVE PLAN
SCHEDULE “B”	AUDIT COMMITTEE CHARTER

(ii)

Notice of Annual and

Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Carbon Streaming Corporation (the “Company”) will be held at the offices of the Company, 4 King Street West, Suite 401, Toronto, Ontario, Canada, M5H 1B6 on Tuesday, June 29, 2021 at the hour of 9:00 a.m. (Toronto Time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended June 30, 2020 together with the report of the auditor thereon;
2.	to fix the number of directors of the Company at six;
3.	to elect directors of the Company for the ensuing year;
4.	to appoint Baker Tilly WM LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;
5.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying and approving the Company’s Omnibus Long Term Incentive Plan (and ratifying certain prior grants thereunder), as more particularly described in the accompanying Circular; and
6.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

IMPACT OF COVID-19

This year, to proactively deal with the ongoing public health impact of the ongoing novel coronavirus disease pandemic (“COVID-19”), to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in order to comply with the measures imposed by the federal and provincial governments, shareholders of the Company are respectfully asked not to attend in person at the Meeting. All shareholders of the Company are strongly encouraged to cast their vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Circular accompanying this Notice.

The specific details of the foregoing matters to be put before the Meeting are set forth in the accompanying Management Information Circular (the “Circular”), which is deemed to form part of this Notice of Meeting. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended June 30, 2020 is mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com or the Company’s website at www.carbonstreaming.com. This Notice of Meeting is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The Meeting Materials will be available on the Company’s website as of June 4, 2021 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com as of June 4, 2021. The Company will mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling +1 647 846 7765 or by email at info@carbonstreaming.com. If you have any questions about the information contained in this Information Circular, or require any assistance in completing your form of proxy, please contact the Company by phone at +1 647 846 7765 or by e-mail at info@carbonstreaming.com.

The board of directors of the Company has, by resolution, fixed the close of business on May 19, 2021 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company’s transfer agent, c/o Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department or online at https://login.odysseytrust.com/pxlogin, no later than 9:00 a.m. (Toronto Time) on June 25, 2021, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournments or postponements thereof is held. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Toronto, Ontario this 28th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF CARBON STREAMING CORPORATION

(signed) Justin Cochrane

Justin Cochrane
President & Chief Executive Officer

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Introduction

Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy or voting instruction form in connection with management’s solicitation of proxies for use at the annual and special meeting (the “Meeting”) of the Company to be held on Tuesday, June 29, 2021, and at any adjournments or postponements thereof. Unless the context otherwise requires, when we refer in this Circular to the Company its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation, if any.

The Company may utilize the Broadridge QuickVote service to assist beneficial shareholders with voting their shares over the telephone. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions respecting the shares to be represented at the Meeting.

All dollar amounts referenced herein are, unless otherwise stated, expressed in Canadian dollars (being the same currency that the Company uses in its financial statements).

Information in this Circular is provided as at May 27, 2021, except as otherwise indicated.

IMPACT OF COVID-19

This year, to proactively deal with the ongoing public health impact of the ongoing novel coronavirus disease pandemic (“COVID-19”), to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in order to comply with the measures imposed by the federal and provincial governments, shareholders of the Company are respectfully asked not to attend in person at the Meeting.

All shareholders of the Company are strongly encouraged to cast their vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Circular accompanying this Notice. Shareholders are encouraged to listen to a live broadcast of the proceedings of the Meeting and a presentation by Justin Cochrane, the Company’s President & Chief Executive Officer, by way of conference call and audio webcast. Instructions and details on how to access the conference call and audio webcast will be made available on the Company’s website at www.carbonstreaming.com several days prior to the Meeting.

The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak, including without limitation: (i) holding the Meeting virtually or solely by means of remote communication; (ii) changing the Meeting date and/or location; and (iii) such other measures as may be recommended by public health authorities in connection with gatherings of persons such as the Meeting. Should any such changes to the Meeting format occur, the Company will announce any and all of these changes by way of news release, which will be filed under the Company’s profile on SEDAR at www.sedar.com as well as on our Company website at www.carbonstreaming.com. We strongly recommend you check the Company’s website prior to the Meeting for the most current information. In the event of any changes to the Meeting format due to the COVID-19 outbreak, the Company will not prepare or mail amended materials in respect of the Meeting.

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Particulars of Matters to be Acted Upon

Election of Directors

Overview

The directors (“Directors”) of the Company are elected at each annual meeting and hold office until the next annual meeting or until their successors are appointed. The board of directors of the Company (the “Board”) currently consists of six Directors; however, approval of the holders (collectively, the “Shareholders” and each, a “Shareholder”) of the common shares in the capital of the Company (the “Shares”) will be sought to fix the number of Directors of the Company at six.

At the Meeting, the six persons named hereunder will be proposed for election as Directors of the Company (the “Nominees” and each, a “Nominee”). All but one of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.

The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve.

Director Profiles

Each of the six nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

4

Justin Cochrane	Director Since:	Committee Membership:

Ontario, Canada	N/A	None

Independent

Areas of Expertise:	Mr. Cochrane, President and Chief Executive Officer of the Company, has 20 years of royalty and stream financing, M&A and corporate finance experience. Mr. Cochrane is also the President and Chief Executive Officer of Nickel 28 Capital Corp. Mr. Cochrane was formerly the President, Chief Operating Officer and a director of Cobalt 27 Capital Corp. Prior to joining Cobalt 27 Capital Corp., he served as Executive Vice President and Head of Corporate Development for Sandstorm Gold Ltd. for five years. Mr. Cochrane’s expertise is in the structuring, negotiation, execution and funding of royalty and stream financing contracts around the world, across dozens of projects, totaling over $2 billion.

Principal Occupation:

President and Chief Executive Officer of the Company
President and Chief Executive Officer of Nickel 28 Capital Corp.

Prior to Sandstorm, he spent nine years in investment banking and equity capital markets with National Bank Financial where he covered the resource, clean-tech and energy technology sectors. In addition, Mr. Cochrane is currently a board member of Nevada Copper Corp. Mr. Cochrane is a Chartered Financial Analyst and a registered and licensed security advisor in Canada.

Other Public Company Directorships:	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

Nevada Copper Corp. (TSX: NCU) Nickel 28 Capital Corp. (TSXV: NKL)	Shares:	1,235,000

	Warrants:	1,235,000

	Options:	500,000

	Restricted Share Units:	500,000

Maurice Swan	Director Since:	Committee Membership:

Ontario, Canada	January 27, 2021	Audit Committee

	Independent	Compensation Committee
Corporate Governance and Nominating Committee

Areas of Expertise:	Mr. Swan, the Chairman of the Board of the Company, is a lawyer and is currently the General Counsel of Superior Gold Inc. (TSXV: SGI). Mr. Swan retired as a partner at Stikeman Elliott LLP in 2019, where he practiced corporate law for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. During his years of practice, Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers.

Principal Occupation:

Lawyer

Other Public Company Directorships:	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

Nickel 28 Capital Corp. (TSXV: NKL)	Shares:	160,000

	Warrants:	160,000

	Options:	150,000

	Restricted Share Units:	150,000

5

R. Marc Bustin	Director Since:	Committee Membership:

British Columbia, Canada	April 11, 2021	Audit Committee

Independent

Areas of Expertise:	Dr. Bustin is Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd. Dr. Bustin has over 40 years’ experience as a researcher, consultant and officer in companies engaged in the fields of carbon capture and storage, mineral and fossil fuel exploitation, and renewable and alternate energy resource development. Dr. Bustin has served as a director, officer and technical advisor for a variety of large and small companies in Europe, Africa, North America, South America, Australia, New Zealand and Asia. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Principal Occupation:

Professor of Geology at the University of British Columbia
President of RMB Earth Science Consultants
Chief Technical Officer for Renewable Geo Resources Ltd.

Other Public Company Directorships:	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

BMEX Gold Inc. (TSXV: BMEX)	Shares:	60,000

	Warrants:	60,000

	Options:	50,000

	Restricted Share Units:	50,000

Saurabh Handa	Director Since:	Committee Membership:

British Columbia, Canada	April 11, 2021	Audit Committee

	Independent	Compensation Committee

Areas of Expertise:	Mr. Handa is currently the Chief Financial Officer of Metalla Royalty & Streaming Ltd., a TSX-listed and NYSE-listed precious metals royalty and streaming company, and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

Principal Occupation:

Chief Financial Officer of Metalla Royalty & Streaming Ltd.

Other Public Company Directorships:	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

K92 Mining Inc. (TSX: KNT)	Shares:	25,000

	Options:	50,000

	Restricted Share Units:	50,000

6

Andy Tester	Director Since:	Committee Membership:

Oregon, United States of America	January 27, 2021	Compensation Committee

	Independent Director	Corporate Governance and Nominating Committee

Areas of Expertise:	Mr. Tester is a naturalist and labor advocate. Over the past 20 years, he has spent the majority of his time in the Pacific Northwest and Alaska working to raise awareness on the plight of endangered salmon and steelhead runs, through guiding and other efforts to bring people to the outdoors. He is a member of the International Longshore & Warehouse Union. Mr. Tester holds a B.A. from Eastern Oregon University.

Principal Occupation:

Corporate Director

Other Public Company Directorships:	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

N/A	Shares:	Nil

	Options:	50,000

	Restricted Share Units:	50,000

Jeanne Usonis	Director Since:	Committee Membership:

California, United States of America	April 11, 2021	None

Non-Independent

Areas of Expertise:	Ms. Usonis has over 20 years of corporate finance and capital markets experience. She is a Director at Regent Advisors LLC, which provides advisory services for equity and debt financings, mergers and acquisitions and joint ventures. She has advised on several initial public offerings and reverse takeover transactions on Canadian and London stock exchanges. Previously, she worked at N M Rothschild & Sons (Washington) LLC where she assisted in the structuring and financing of natural resource projects in emerging market countries. Prior thereto, she worked at Salomon Smith Barney, responsible for structuring taxable and tax-exempt financings. Ms. Usonis graduated summa cum laude with a B.S. in Finance from Villanova University.

Principal Occupation:

Director at Regent Advisors LLC

Other Public Company Directorships:	Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

N/A	Shares:	3,100,000

	Warrants:	300,000

	Options:	100,000

	Restricted Share Units:	100,000

Notes:

(1) For details concerning Options and RSUs (each term as hereinafter defined in this Circular) held by each of the above persons and the year-end “at risk” value of their Options and/or RSUs, kindly refer to the specific disclosure contained within the “Executive Compensation” section of this Circular.

No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.

7

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, other than as set out below, no proposed Director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was the subject, while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Saurabh Handa was a director of Banks Island Gold Ltd. (“Banks Island”) from June 7, 2011 to July 28, 2015. On January 8, 2016, Banks Island announced its intention to make an assignment into bankruptcy and Industry Canada accepted that assignment effective January 8, 2016. The assignment was also filed with the Office of the Superintendent of Bankruptcy the same day.

Meeting Attendance

Given that the Company was unlisted and did not carry on any active business, the Board and its committees did not have any formal meetings during the financial year ended June 30, 2020; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law.

8

Appointment of Auditors

Baker Tilly WM LLP, Chartered Professional Accountants (“Baker Tilly”), is the auditor of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of Baker Tilly as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Baker Tilly was appointed as auditor of the Company when, pursuant to National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the Company requested that their former auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (“DMCL”), resign as the Company’s auditor. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia) (the “BCBCA”), the Directors of the Company were entitled to fill any casual vacancy in the office of the auditor and accordingly appointed Baker Tilly as the Company’s auditor in the place and stead of DMCL until the close of the next annual meeting of the Company. There were no “reportable events” including disagreements, unresolved issues and consultations, as defined in NI 51-102, between the Company and DMCL and the resignation and the recommendation to appoint Baker Tilly was approved by the Audit Committee and the Board.

Approval of Omnibus Long-Term Incentive Plan

The following is intended as a brief description of the Company’s long-term omnibus incentive plan (the “LTIP” or the “Plan”) and is qualified in its entirety by the full text of the LTIP, which is attached as Schedule “A” to this Circular.

The Company has adopted the LTIP as a means to provide incentive to eligible directors, officers, employees and consultants (“Participants”). There were no options outstanding under the LTIP as at June 30, 2020. The LTIP will facilitate granting of stock options (“Options”), restricted share units (“RSUs”) and performance share units (“PSUs”, and collectively with Options and RSUs, “Awards”) representing the right to receive one Share (and in the case of RSUs or PSUs, one Share, the cash equivalent of one Share, or a combination thereof) in accordance with the terms of the LTIP.

The purpose of the Plan is to advance the interests of the Company by: (i) providing Participants with additional incentives; (ii) encouraging stock ownership by such Participants; (iii) increasing the proprietary interest of Participants in the success of the Company; (iv) promoting growth and profitability of the Company; (v) encouraging Participants to take into account long-term corporate performance; (vi) rewarding Participants for sustained contributions to the Company and/or significant performance achievements of the Company; and (vii) enhancing the Company’s ability to attract, retain and motivate Participants. The LTIP is administered by the Board, and Awards are granted thereunder at the discretion of the Board to eligible Participants.

To be eligible to receive Awards under the LTIP, a Participant must be either a director, officer, employee, consultant, or an employee of a company providing management or other services to the Company or a subsidiary at the time the incentive is granted. However, persons providing investor relations services are not eligible to receive RSU or PSU awards.

9

The LTIP is a 10% rolling plan and the total number of Shares issuable upon exercise of all Awards under the LTIP cannot exceed 10% of the Company’s issued and outstanding Shares on the date on which an Award is granted. The following is a summary of the material terms of the LTIP:

(a)	The total number of Shares reserved for issuance under all Awards to any one Participant in any 12-month period must not exceed 5% of the outstanding Shares at the time of grant.

(b)	The total number of Shares reserved for issuance under all RSUs and PSUs to any one Participant in any 12-month period must not exceed 1% of the outstanding Shares at the time of grant.

(c)	The total number of Shares reserved for issuance under all Awards to all non-executive directors must not exceed 1% of the Company’s outstanding Shares at the time of grant.

(d)	The total number of Shares reserved for issuance under all Awards to any one consultant in any 12-month period must not exceed 2% of the outstanding Shares at the time of grant.

(e)	The total number of Shares reserved for issuance under all Stock Options to all persons providing investor relations activities in any 12-month period must not exceed 2% of the outstanding Shares at the time of grant, with no more the 25% of the Stock Options vesting in any three (3) month period.

(f)	The exercise price of a Stock Option must not be less than the discounted market price of the Company’s Shares on the date of grant.

(g)	All Stock Options must expire not later than 10 years after the date of grant. However, should the expiry date fall within a trading blackout period (generally meaning circumstances where material information is not yet public), then within ten business days following the expiration of such blackout period.

(h)	Vesting of Stock Options shall be at the discretion of the Board, and will generally be subject to the Participant remaining as a director, or employed by or continuing to provide services to the Company.

(i)	RSU and PSU Awards (“Unit Awards”) will be subject to such conditions, vesting provisions, and performance criteria as the Board may determine for each grant; and the Board shall determine whether each Unit Award shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the cash equivalent of one Share; or (iii) to elect to receive a combination of cash and Shares.

(j)	In the event of a change of control of the Company (including a take-over bid being made to the shareholders generally), all outstanding Awards may become exercisable, notwithstanding the vesting terms (but subject to performance criteria being met), subject to regulatory approval.

(k)	The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Plan.

Unless the Board determines otherwise, the LTIP provides that Stock Options will vest as to one-third following each of the first, second and third anniversaries of the date of such grant.

10

The exercise price of any Stock Option shall be fixed by the Board when such option is granted, but shall be no less than the three-day volume weighted average trading price of the Shares on the NEO on the day prior to the date of grant (the “Market Value”).

A Stock Option shall be exercisable during a period established by the Board, which shall commence on the date of the grant and shall terminate no later than ten years after the date of granting the option, or such shorter period of time as the Board may determine. The LTIP provides that the exercise period shall automatically be extended if the date on which such option is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate ten business days following the last day of the blackout-period.

With respect to RSUs, unless otherwise approved by the Board and except as otherwise provided in a participant’s grant agreement or any other provision of the LTIP, RSUs will vest as to one-third each on the first, second and third anniversary date of their grant. With respect to PSUs, unless otherwise approved by the Board and except as otherwise provided in a Participant’s grant agreement or any other provision of the LTIP, PSUs will vest subject to performance and time vesting.

The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a Participant’s employment agreement:

Event Provisions	Provisions

Termination for cause	Immediate forfeiture of all vested and unvested Awards.
Resignation	Forfeiture of all unvested Awards and the earlier of the original expiry date and 90 days after resignation, or such longer period as the Board may determine in its sole discretion.
Termination other than for cause	Subject to the terms of the grant or as determined by the Board, upon a Participant’s termination without cause, the number of Awards that may vest is subject to pro-ration over the applicable performance or vesting period.
Retirement	Upon the retirement of a Participant’s employment with the Company, any unvested Awards held as at the retirement date will continue to vest in accordance with its vesting schedule, and all vested Awards held at the retirement date may be exercised until the earlier of the expiry date of the Awards or one year following the retirement date; provided that, if the Participant breaches any post-employment restrictive covenants in favor of the Company (including non-competition or non- solicitation covenants), then any Awards held by such Participant, whether vested or unvested, will immediately expire.
Death	All unvested Awards will vest and may be exercised within 180 days after death.

In connection with a change of control of the Company, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity; provided that the Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps; or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a Participant is terminated without cause or resigns for good reason during the 12 month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards will immediately vest and may be exercised within 30 days of such date.

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The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any Award granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and NEO approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any Award at any time without the consent of a participant; provided that such amendment shall (i) not adversely alter or impair any Award previously granted, except as permitted by the terms of the LTIP, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the NEO, and (iii) be subject to shareholder approval, where required by law, the requirements of the NEO or the LTIP; provided, however, that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

●	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, inconsistency, defective provision, error or omission in the LTIP;

●	changes that alter, extend or accelerate the terms of exercise, vesting or settlement applicable to any Award (subject to NEO prior approval if in respect of Stock Options granted to persons who provide investor relations activities);

●	a change to the assignability provisions under the LTIP;

●	any amendment regarding the effect of termination of a participant’s employment or engagement;

●	any amendment to add or amend provisions relating to the granting of cash-settled Awards, provision of financial assistance or clawbacks;

●	any amendment regarding the administration of the LTIP;

●	any amendment necessary to comply with applicable law or the requirements of the NEO or any other regulatory body (provided, however, that the NEO may require shareholder approval of any such amendments); and

●	any other amendment that does not require the approval of the shareholders, provided that the alteration, amendment or variance does not:

●	increase the maximum number of Shares issuable under the LTIP, other than pursuant to the adjustment provisions;

●	reduce the exercise price of the Awards;

●	introduce non-employee directors as eligible participants on a discretionary basis or increases the existing limits imposed on non-employee director participation;

●	remove or exceed the insider participation limit; or

●	amend the amendment provisions of the LTIP.

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Approval by Shareholders

The Company established its current Stock Option Plan (as defined below) in 2011 with the approval of the shareholders. Accordingly, the Company considers it appropriate to obtain approval of a majority of shareholders of the LTIP. This approval of the LTIP will be obtained on a disinterested basis, with the votes attached to the Shares beneficially owned or controlled by each of the directors and officers of the Company excluded from such vote.

The Board and management consider the approval of the LTIP to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the approval of the LTIP.

The text of the ordinary resolution approving the LTIP is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting.

“RESOLVED, with or without amendment, that:

1.	The Company’s Omnibus Long-Term Incentive Plan (the “LTIP”) as set forth in Schedule “A” to the Company’s Management Information Circular dated May 28, 2021, be and is hereby approved, ratified and confirmed;

2.	The board of directors of the Company be authorized, in its discretion, to administer the LTIP and to amend or modify the LTIP in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges or so as to meet industry standards; and

3.	Any Director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such Director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of this Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

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General Proxy Information

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a Shareholder in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department or online at https://login.odysseytrust.com/pxlogin, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently.

This year, to proactively deal with the unprecedented public health impact of the ongoing COVID-19 outbreak, Registered Shareholders of the Company are respectfully asked not to attend in person at the Meeting. The Company will be strictly restricting physical access to the Meeting and only registered shareholders and formally appointed proxy holders will be entitled to attend. In order to comply with government orders concerning the maximum size of public gatherings and required social distancing parameters, the Company may be unable to admit shareholders to the Meeting. See also “Impact of COVID-19” on page 3 of this Circular.

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If you have any questions about the information contained in this Information Circular or require any assistance in completing your form of proxy, please contact the Company by phone at +1 647 846 7765 or by e-mail at info@carbonstreaming.com.

Non-Registered Holders

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non- Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Odyssey Trust Company. These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Odyssey Trust Company will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.

With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

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Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non- Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department or online at https://login.odysseytrust.com/pxlogin.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

This year, to proactively deal with the unprecedented public health impact of the ongoing COVID-19 outbreak, Non-Registered Shareholders of the Company are respectfully asked not to attend in person at the Meeting. The Company will be strictly restricting physical access to the Meeting and only registered shareholders and formally appointed proxy holders will be entitled to attend. In order to comply with government orders concerning the maximum size of public gatherings and required social distancing parameters, the Company may be unable to admit shareholders to the Meeting. See also “Impact of COVID-19” on page 3 of this Circular.

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Revocability of Proxy

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournments or postponements thereof, or with the Chair of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf.

Voting Securities and Principal Holders Thereof

The Company is authorized to issue an unlimited number of Shares, of which 98,639,237 Shares are issued and outstanding as of May 19, 2021. Persons who are Registered Shareholders at the close of business on May 19, 2021 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, as of the date hereof, the only persons, firms or companies who beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, are as follows:

Name	Number of Shares (1)(2)	Percentage(2)
Osisko Gold Royalties Ltd	6,750,000 Shares	12.2%

Notes:

(1)	The information as to shares owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information.

(2)	On a partially diluted basis after giving effect to the exercise of Warrants. Osisko Gold Royalties Ltd currently has beneficial ownership of, or control or direction over, an aggregate of 6,750,000 Shares and 6,000,000 Warrants, representing 6.8% of the issued and outstanding Shares assuming no exercise of such Warrants.

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Executive Compensation

Overview

This section presents information with respect to the Company’s executive compensation based on Form 51-102F6V – Statement of Executive Compensation – Venture Issuers.

Named Executive Officers

For the purposes of the Executive Compensation section of this Circular in respect of the financial year ended June 30, 2020, the following two individuals included in the “Summary Compensation Table” and related tables below are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title

Richard Redfern	Former Chief Executive Officer (“CEO”) of the Company
Mark Gelmon	Former Chief Financial Officer (“CFO”) of the Company

Compensation Discussion and Analysis and Oversight of Compensation

Given that the Company was unlisted and did not carry on any active business during the financial year ended June 30, 2020, the Board did not have a Compensation Committee nor did the Board have a formal process with respect to director and NEO compensation; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law.

The following discussion and analysis provides an overview of the process pursuant to which the Board and the Compensation Committee of the Board currently determines director and NEO compensation.

Overview

The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the shareholders. In this regard, a compensation committee (the “Compensation Committee”) has been established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management in a manner that will enhance the sustainable profitability and growth of the Company.

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Executive Compensation Policies and Programs

The Company’s current compensation policies and programs for executive officers consists of a base salary/compensation, cash bonuses, Options and RSUs, and may include other customary employment benefits. As a general rule for establishing compensation for NEOs and executive officers, the Board considers the executive’s performance, experience and position within the Company and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board. The Compensation Committee uses its discretion to recommend compensation for executive officers at levels warranted by external, internal and individual circumstances. Compensation of executive officers of the Company is reviewed on an annual basis and relies on, among other things, discussion of formal and informal objectives, as well as criteria, analysis and recommendations of external advisors and consultants. Options and RSUs are expected to be granted pursuant to the LTIP at the discretion of the Compensation Committee. Options and RSUs granted pursuant to the LTIP will generally vest in equal amounts over three-year periods or as otherwise determined by the Compensation Committee.

In the course of its deliberations, the Board considers the implications of the risks associated with adopting the compensation practices in place from time to time and detect actions of management and employees of the Company that would constitute or lead to inappropriate or excessive risks. The Company does not currently have a policy that would prohibit the NEOs or directors from purchasing financial instruments that are designed or would have the effect of hedging the value of equity securities granted to, or held by, these individuals.

Base Salary

The objectives of the base salary are to provide compensation in accord with market value, and to acknowledge the competencies and skills of individuals. The base salaries paid to the NEOs are reviewed annually by the Board as part of the annual review of executive officers. The base salaries paid to the NEOs are not subject to the achievement of any performance criteria. The decision whether to grant an increase to the executive’s base salary and the amount of any such increase are in the sole discretion of the Board.

Incentive Bonuses

Incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees. In determining the amounts to be awarded to the NEOs as incentive bonus compensation, the Board and the Compensation Committee give consideration to several objective and subjective factors as they deem appropriate from time to time. While the Board and the Compensation Committee generally review and take into account the compensation of other royalty and streaming companies, no specific peer group is expected to be used to determine the quantum of incentive bonuses, and no specific weight is expected to be assigned to any particular performance criterion or goal. The process of determining the amount to be paid for this element of each NEO’s overall compensation is expected to be based on the achievement of certain milestones, all of which are expected to be contemplated in the Company’s annual business plan. The achievement of these significant milestones is expected to significantly affect the incentive bonus compensation granted to the NEOs of the Company. In the financial year ended June 30, 2020, no incentive bonuses were paid to NEOs of the Company as the Board is focused on preserving the Company’s cash balance. As a result, NEOs of the Company were granted Security-Based Awards.

Security-Based Awards

The objectives of the LTIP are to (i) increase participants’ interest in the Company’s welfare; (ii) provide incentives for participants to continue their services; (iii) reward participants for their performance of services, and (iv) provide a means through which the Company may attract and retain people to enter its employment. The Board and the Compensation Committee is expected to consider the same factors and criteria as described in the paragraph above (in respect of the cash incentive bonuses awarded to the NEOs of the Company) in determining the amounts to be awarded to the NEOs as security-based incentive bonus compensation.

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Summary of Compensation

The following table sets forth all annual and long-term compensation for services paid to or earned by the NEOs and directors for the financial year ended June 30, 2020:

Table of compensation excluding compensation securities
Name and position	Period Ended (m/d/y)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compen- sation ($)	Total compen- sation ($)
Richard Redfern (1) Former CEO and Former Director	06/30/20 06/30/19	7,500 nil	nil nil	nil nil	nil nil	nil nil	7,500 nil
Mark Gelmon (2) Former CFO	06/30/20 06/30/19	15,000 n/a	nil n/a	nil n/a	nil n/a	nil n/a	15,000 n/a
Ming Jang (3) Former Director	06/30/20 06/30/19	Nil n/a	nil n/a	nil n/a	nil n/a	nil n/a	nil n/a
Edgar Froese (4) Former Director	06/30/20 06/30/19	nil n/a	nil n/a	nil n/a	nil n/a	nil n/a	nil n/a
Colin Watt (5) Former Director	06/30/20 06/30/19	nil n/a	nil n/a	nil n/a	nil n/a	nil n/a	nil n/a

Notes:

(1)	Appointed as a director and CEO on September 22, 2004. Formerly served as interim CFO. Resigned as CEO and director on August 4 2020. At June 30, 2020, the Company owed Mr. Redfern $nil (2019 - 179,155) in respect of prior services provided to or payments made on behalf of the Company recorded as due to related parties.
(2)	Appointed CFO on May 21, 2020. Resigned as CFO on February 8, 2021.
(3)	Appointed director on May 21, 2020. Resigned as director on February 8, 2021.
(4)	Appointed director on May 21, 2020. Resigned as director on February 8, 2021.
(5)	Appointed director on May 21, 2020 and acted as Designated CEO following Mr. Redfern’s resignation. Resigned as director on February 8, 2021.

The only compensation plan available to the Company for its NEO and director during the financial years ended June 30, 2020 and June 30, 2019 was the Stock Option Plan (as defined herein). During those financial years, the Company did not grant any stock options to its director or NEOs for services provided or to be provided, directly or indirectly, to the Company. During the financial year ended June 30, 2020, no incentive stock options were exercised by the NEOs or directors (nil as at June 30, 2019). As at June 30, 2020, there were no stock options outstanding (nil as of June 30, 2019).

The Company has no other securities-based compensation structures other than the Stock Option Plan and the LTIP.

External Management Companies

None of the Named Executive Officers provide their services through external management companies.

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Existing Equity-Based Compensation Plans

As of the date of this Circular, the only stock option plans or other incentive plans the Company currently has in place are the LTIP and the Stock Option Plan. Other than the LTIP and the Stock Option Plan, the Company has no other plan providing for the grant of stock appreciation rights, deferred share units or restricted stock units or any other incentive plan or portion of a plan under which awards are granted.

LTIP

For a summary of the LTIP, see “Particulars of Matters to be Acted Upon – Approval of Omnibus Long-Term Incentive Plan”.

Stock Option Plan

The Company established its existing stock option plan in 2011 with the approval of the shareholders (the “Stock Option Plan”). The following is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which was attached as a schedule to the Company’s management information circular dated April 24, 2020 as filed on SEDAR. The Stock Option Plan was last approved by shareholders of the Company at its last annual and special meeting held on May 21, 2020.

The Company intends to replace the Stock Option Plan with the LTIP. See “Particulars of Matters to be Acted Upon – Approval of Omnibus Long-Term Incentive Plan”.

The Stock Option Plan provides that the terms of the options and the option price may be fixed by the Board subject to price restrictions and other requirements of a stock exchange. The Stock Option Plan also provides that no option may be granted to any person except upon the recommendation of the Board, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Stock Option Plan may not be exercisable for a period longer than five years and the exercise price must be paid in full upon exercise of the option.

The Stock Option Plan is subject to the additional following restrictions:

(a)	the Company shall not grant options to any one person in any 12 month period which could, when exercised, result in the issuance of common shares exceeding 5% of the issued and outstanding common shares of the Company;
(b)	the Company shall not grant options to any one consultant in any 12 month period which could, when exercised, result in the issuance of common shares exceeding 2% of the issued and outstanding common shares of the Company;
(c)	the Company shall not grant options in any 12 month period, to persons employed or engaged by the Company to perform investor relations activities which could, when exercised, result in the issuance of common shares exceeding, in the aggregate, 2% of the issued and outstanding common shares of the Company;
(d)	if any option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of which the option expired or terminated shall again be available for the purposes of the Stock Option Plan;
(e)	if an option holder dies, any vested option held by him or her at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

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(f)	if an option holder ceases to be a director, officer or employed by or provide services to the Company, other than by reason of death, the options granted will expire on the 90th day following the date the option holder ceases to be affiliated with the Company, subject to any regulatory requirements;
(g)	all options granted to consultants performing investor relations activities will vest in stages over 12 months with no more than one-quarter of the options vesting in any three month period; and
(h)	the Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the Stock Option Plan with respect to all common shares under the Stock Option Plan in respect of options which have not yet been granted under the Stock Option Plan, subject to regulatory approval.

Employment, Consulting and Management Agreements

There were no agreements or arrangements in place under which compensation was provided during the most recently completed financial year or is payable in respect of services provided to the company that were:

(a)	performed by a director or named executive officer; or
(b)	performed by any other party but are services typically provided by a director or a named executive officer, other than the reimbursement of expenses any director or NEO may have incurred on behalf of the Company.

In particular, there were no agreements or arrangement containing provisions with respect to change of control, severance, termination or constructive dismissal.

Pension disclosure

The Company does not provide any form of pension to any of its directors or Named Executive Officers.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company or any associates or affiliates of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial period of the Company.

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Corporate Governance

Corporate Governance Overview

Given that the Company was unlisted and did not carry on any active business during the financial year ended June 30, 2020, the Board did not have any formal policies with respect to corporate governance matters; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law.

The following overview of the Company’s corporate governance policies for periods subsequent to the financial year ended June 30, 2020 has been prepared in accordance with the requirements of both National Policy 58-201 - Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

Board of Directors

Role of the Board

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. The Board is responsible for the oversight and review of the development of, among other things, the following matters:

●	the strategic planning process of the Company;
●	an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;
●	identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
●	annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;
●	material acquisitions and divestitures;
●	succession planning, including appointing, training and monitoring the development of senior management;
●	a communications policy for the Company to facilitate communications with investors and other interested parties;
●	a reporting system which accurately measures the Company’s performance against its business plan; and
●	the integrity of the Company’s internal control and management information systems.

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The operations of the Company do not support a large Board and the Board has determined that the proposed constitution of the Board following completion of the Meeting is appropriate for the Company’s current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

Independence of the Board

The Company’s Board is currently composed of five Directors: Maurice Swan, Saurabh Handa, Jeanne Usonis, R. Marc Bustin and Andy Tester. Following the Meeting, it is expected that the Board will be composed of six Directors: Justin Cochrane, Maurice Swan, Saurabh Handa, Jeanne Usonis, R. Marc Bustin and Andy Tester. The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by Directors independent of management.

The Governance Guidelines suggest that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest, business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, The Governance Guidelines suggests that the board of directors should include a number of directors who do not have interests in either the company or any such significant shareholder. The independent directors would exercise their responsibilities for independent oversight of management and meet independently of management whenever deemed necessary.

The independent Directors may meet separately from the non-independent Directors, as determined necessary from time to time, in order to facilitate open and candid discussion among the independent Directors. Maurice Swan, an independent Director, acts as the chairman with respect to the conduct of Board meetings. Given the relative size of the Company’s activities, the Board is satisfied as to the extent of independence of its members. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to allow the Board to have a reasonable degree of independence from day-to-day management. Kindly refer to the below independence chart in respect of the proposed Board following the Meeting:

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Director/Nominee	Independent	Reason, if not independent
Maurice Swan	Yes	N/A
Justin Cochrane	No	President and CEO of the Company
Saurabh Handa	Yes	N/A
Jeanne Usonis	No	Provides consulting services to the Company
R. Marc Bustin	Yes	N/A
Andy Tester	Yes	N/A

The Board has considered the relationships of each of the Directors to the Company and determined that four of the five members of the current Board, all of whom are Nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines and the Governance Disclosure Rule. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.

Given that the Company was unlisted and did not carry on any active business, the Board and its committees did not have any formal meetings during the financial year ended June 30, 2020; rather, the Board and its committees conducted its activities by way of consent resolution under applicable corporate law. In all subsequent periods, the independent Directors will be afforded opportunities to hold formal and informal in camera session, during which sessions non-independent Directors/members of management are excused. The Board will also excuse members of management and conflicted Directors from all or a portion of any such meeting(s) where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.

Board Mandate

The Board, either directly or through its committees, is responsible for the supervision of management of the Company’s business and affairs with the objective of enhancing Shareholder value. The Board intends to adopt a formal mandate during 2021.

Position Descriptions

The Board intends to adopt written position descriptions for the Chair, the Lead Director and for the chair of each of the Board’s committees with respect to the conduct of meetings of the Board and meetings of its committees. The Chair, Lead Director and committee chair’s role and responsibilities in each instance will include reviewing notices of meetings, overseeing meeting agendas, conducting and chairing meetings in accordance with good practices, and reviewing minutes of meetings.

The Board will also develop a written position description for the CEO. The CEO’s general roles and responsibilities will be commensurate with the position of CEO of a company comparable in business and size to the Company including overseeing all operations of the Company, and developing and devising the means to implement general strategies for the direction and growth of the Company as instructed by the Board.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in each Director profile provided under “Particulars of Matters to be Acted Upon - Election of Directors” in this Circular. The Corporate Governance and Nominating Committee will review and assess the number of outside directorships and executive positions held by the Company’s Directors and has considered whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Board has determined that none of the proposed Nominees for Director are over boarded as a result of their outside directorships.

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Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for the orientation and continuing education of the members of the Board. As new Directors join the Board, they are provided with, among other things, corporate policies, historical information about the Company, information on the Company’s performance and its strategic plan and an outline of the general duties and responsibilities entailed in carrying out their duties.

The Company encourages Directors to attend, enroll or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each Director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a Director.

Ethical Business Conduct

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to management to help them recognize and deal with ethical issues, promoting a culture of open communication, honesty and accountability and ensuring awareness of disciplinary action for violations of ethical business conduct. In connection with its commitment to ensuring the ethical operation of the Company, the Board intends to adopt a code of business conduct and ethics in 2021, a copy of which will be made available under the Company’s profile at www.sedar.com. Any reports of variance from the code of business conduct and ethics are to be reported to the Board.

The Board will monitor compliance with the code of business conduct and ethics through reports of management to the Board and requires that all Directors, officers and designated employees provide an annual certification of compliance with the code. A Director who has a material interest in a matter before the Board or any committee on which he or she serves is required to disclose such interest as soon as the Director becomes aware of it. In situations where a Director has a material interest in a matter to be considered by the Board or any committee on which he or she serves, such Director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

The Board also intends to adopt a whistleblower policy to provide employees, clients and contractors with the ability to report, on a confidential and anonymous basis, any violation within the Company including (but not limited to), criminal conduct, falsification of financial records or unethical conduct. The Board believes that providing a forum for employees, clients, contractors, officers and Directors to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct.

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Board Assessments

To date, a formal process of assessing the Board and its committees, or the independent Directors has not been implemented, and the Board has satisfied itself that the Board, its committees and individual Directors are performing effectively through informal discussions. The Corporate Governance and Nominating Committee continues to review proposed procedures to evaluate the performance and effectiveness of the Board, its committees and the contributions of individual Directors.

The Corporate Governance and Nominating Committee will also take reasonable steps to evaluate and assess, on an annual basis, Directors’ performance and the effectiveness of the Board, its committees, the individual Directors, the Chair and the committee chairs. The assessment will address, among other things, individual Director independence, individual Director and overall Board skills and individual Director financial literacy. The Board will continue to receive and consider the recommendations from the Corporate Governance and Nominating Committee regarding the results of such evaluations.

Majority Voting Policy

The Company intends to adopt a majority voting policy which will require that any nominee for Director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the chair of the Board following the meeting of shareholders at which the Directors were elected. This policy will apply only to uncontested elections, meaning elections where the number of nominees for Director is equal to the number of Directors being elected. The Corporate Governance and Nominating Committee and the Board shall consider the resignation, and whether or not it should be accepted. In doing so, the Corporate Governance and Nominating Committee will consider any stated reasons as to why shareholders withheld votes from the election of the relevant Director, continued compliance with applicable corporate and securities laws, if the Director is a key member of an established, active special committee which has a defined term or mandate and accepting the resignation of such Director would jeopardize the achievement of the special committee’s mandate, and any other factors that the members of the Corporate Governance and Nominating Committee consider relevant. The nominee shall not participate in any committee or Board deliberations pertaining to the consideration of the resignation. Resignations are expected to be promptly accepted except in situations where extraordinary circumstances warrant the applicable Director continuing to serve as a member of the Board. The Board shall disclose its election decision, via press release, within 90 days of the applicable meeting at which Directors were elected. If a resignation is accepted, the Board may appoint a new Director to fill the vacancy created by the resignation. If a Director nominee that is an employee of the Company receives a greater number of votes withheld than in favour during an uncontested election of Directors and is required to tender his or her resignation as Director pursuant to the majority voting policy, then to the extent that no events or circumstances have otherwise occurred that would be grounds for termination for cause, such individual may opt to be deemed to have been terminated from his or her employment without cause and be entitled to the rights and benefits arising under the terms of his or her employment agreement or that may otherwise arise pursuant to applicable laws.

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Director Term Limits and Board Renewal

The Board has not adopted Director term limits or other mechanisms of board renewal because:

●	having long standing Directors on its Board does not negatively impact board effectiveness and instead contributes to boardroom dynamics such that the Company has for many years had a consistently high performing Board;
●	the imposition of Director term limits implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination;
●	it is important to retain Directors who hold significant investments in the Company, such that their interests are aligned with the interests of the shareholders;
●	it is important to ensure that Directors with significant and unique business experience in the Company’s industry are retained;
●	Directors with the level of understanding of the Company’s business, history and culture acquired through long service on the Board provide additional value; and
●	term limits have the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and thereby may provide an increasing contribution to the Board as a whole.

Board and Executive Leadership

Role of the CEO

The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.

Role of the Chair

The Board has appointed Maurice Swan, an independent member of the Board, as the Chair of the Board. Mr. Swan’s primary roles are to chair all meetings of the Board and shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

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Nomination of Directors

The Company does not have a stand-alone nomination committee. The Corporate Governance and Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives in the streaming and royalty sector and carbon markets are consulted for possible candidates.

The Company’s management is continually in contact with individuals involved with public sector issuers. From these sources, management has made numerous contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the Board. The Company conducts due diligence, reference and background checks on any suitable candidate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, integrity of character and a willingness to serve.

Compensation of Directors and Officers

Please refer to the comprehensive discussion contained within the “Executive Compensation — Compensation Discussion and Analysis and Oversight of Compensation” section of this Circular for information regarding compensation of the Company’s NEOs.

As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “Executive Compensation — Compensation Discussion and Analysis and Oversight of Compensation – Summary of Compensation” section of this Circular.

Diversity Policy and Representation of Women on the Board

The Company is committed to creating and maintaining a culture of workplace diversity. Management of the Company will promote a work environment that values and utilizes the contributions of women and men, equally, with a variety of backgrounds, experiences and perspectives. The Board will monitor the Company’s performance in meeting the standards outlined in a diversity policy that is intended to be adopted in 2021, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them. The Board will monitor the effectiveness of such diversity policy through ongoing discussions with management and review of diversity within the Company at both the Board and employee level.

As at the date of this Circular, there is one female Director on the Board (20%); assuming the election of all Directors at the Meeting, there will be one female Director on the Board (16%). The Company has not adopted formal targets regarding the number of women to be elected to the Board or to be appointed to executive officer positions and the Company does not have written policies regarding the identification and nomination of female Director candidates for election to the Board.

The Corporate Governance and Nominating Committee is focused on finding the most qualified individuals available with skills and experience that will complement the Board and assist it in providing strong stewardship for the Company, with gender being only one of many factors taken into consideration when evaluating individuals as potential Directors. The Company is similarly focused on seeking the most qualified individuals with skills and experience that will be of greatest benefit to the Company, with gender being only one of many factors taken into consideration when evaluating individuals for senior management positions. This approach is believed to be in the best interests of the Company and its stakeholders.

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Committee Information

The Company has three committees at present, being the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that any other additional standing committees are not necessary at this stage of the Company’s development.

Audit Committee

Audit Committee Charter

The charter of the Audit Committee is attached to this Circular as Schedule “B”.

Composition of the Audit Committee and Independence

During the financial year ended June 30, 2020, the Audit Committee of the Company was comprised of Colin Watt, Edgar Froese and Ming Jang, each of whom were independent Directors of the Company within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”) and each of whom were financially literate.

Following the resignation of Colin Watt, Edgar Froese and Ming Jang as Directors of the Company during 2021, the Audit Committee was reconstituted and is presently comprised of Saurabh Handa (Chair), Maurice Swan and R. Marc Bustin. All current members of the Audit Committee are independent Directors of the Company within the meaning of NI 52-110 and all current members of the Audit Committee are financially literate. Going forward, the members of the Audit Committee will be elected by the Board at its first meeting following each annual shareholders’ meeting to serve one-year terms and are permitted to serve an unlimited number of consecutive terms.

Relevant Education and Experience

Current Audit Committee

The current members of the Audit Committee have the following education and experience that is relevant to the performance of his or her responsibilities as an audit committee member:

Saurabh Handa (Chair). Mr. Handa is currently the Chief Financial Officer for Metalla Royalty & Streaming Ltd., a TSX-listed and NYSE-listed precious metals royalty and streaming company, and is a Director and Audit Committee Chair for K92 Mining Inc., a TSX-listed company with mining operations in Papua New Guinea. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., and Chief Financial Officer of Yellowhead Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

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Maurice Swan. Mr. Swan is a lawyer and is General Counsel of Superior Gold Inc. Previously, he was a partner at Stikeman Elliott LLP. Mr. Swan practiced corporate law at Stikeman Elliott LLP for over 24 years with wide ranging experience, including extensive work in debt capital markets, securitization, corporate finance, and mergers and acquisitions, and with a particular focus on transactions in the global mining and metals sector. Mr. Swan is currently a board member of Nickel 28 Capital Corp. Mr. Swan earned leading lawyer accolades from publications including Lexpert, International Finance & Law Review, Who’s Who Legal and Best Lawyers.

R. Marc Bustin. Dr. Bustin is Professor of Geology at the University of British Columbia, President of RMB Earth Science Consultants, and Chief Technical Officer for Renewable Geo Resources Ltd. Dr. Bustin has over 40 years’ experience as a researcher, consultant and officer in companies engaged in the fields of carbon capture and storage, mineral and fossil fuel exploitation, and renewable and alternate energy resource development. Dr. Bustin has served as a director, officer and technical advisor for a variety of large and small companies in Europe, Africa, North America, South America, Australia, New Zealand and Asia. Dr. Bustin received his PhD in geology from the University of British Columbia and MSc and BSc (Dist.) from the University of Calgary. He has published over 200 peer reviewed scientific articles and provided industry training courses throughout the world. His past awards include the A. L. Leverson memorial award from the AAPG, the Thiesson Medal from the ICCP, the Sproule career achievement award, the Gilbert H. Cady Award from the Geological Society of America, and the Slipper Gold Medal from the Canadian Society of Petroleum Geology. Dr. Bustin is an elected Fellow of the Royal Society of Canada and a registered professional geologist in the province of British Columbia.

Former Audit Committee

The former members of the Audit Committee had the following education and experience that is relevant to the performance of his or her responsibilities as an audit committee member:

Colin Watt. Mr. Watt has over 20 years of experience as a director and/or officer of several public companies listed on the TSX and TSXV. He has been the President of Squall Capital Corp. since February 1997, a private consulting company which specializes in financing, restructuring and providing management services to early stage public and private companies. Mr. Watt holds a Bachelor of Commerce (Finance) from the University of British Columbia (1993).

Edgar Froese. Mr. Froese is currently the CEO and a director of Fibresources Corporation, a public company listed on the NEX board of the TSXV. Mr. Froese has 22 years of experience as a public company director and officer, having founded Cinemage Capital Corp. as a Capital Pool Company in 1998 on the Alberta Stock Exchange, which progressed to the TSX Venture Exchange through the acquisition in 2001 of an Internet technology company. Mr. Froese has also been the president of several technology companies and Principal and Promoter of a number of venture capital companies raising private equity capital. He holds a Bachelor of Science Degree (1989) and a Bachelor of Fine Arts Degree (1990) from the University of British Columbia.

Ming Jang. Mr. Jang has over 20 years of experience as a director and/or officer of a number of public companies listed on the TSXV and the Canadian Securities Exchange. Mr. Jang serves as the President of MJJ & Associates Consulting Ltd., a private company that provides accounting services to private and public companies. Mr. Jang is also currently the CFO of Canadian Imperial Venture Corp., a TSXV listed company, and CFO and Intigold Mines Ltd., a public company formerly listed on the TSXV. Mr. Jang is a Chartered Professional Accountant (since 2000).

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Audit Committee Oversight

At no time has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Reliance on Certain Exemptions

At no time has the Company relied on any exemption contained in NI 52-110, other than that which exempts “venture issuers” from the requirements regarding the composition of the Audit Committee and certain disclosure obligations.

Pre-Approval Policies and Procedures

The Committee has not adopted specific policies and procedures for the engagement of the auditor to provided non-audit services (see “External Auditor Service Fees (By Category)” below). Rather, it determines if the auditors can or will provide such service and seeks competitive pricing quotes.

External Auditor Service Fees (By Category)

The aggregate fees billed by our external auditors for audit and other fees for each of the two most recently completed financial periods ended June 30, 2020 were as follows:

Period Ended	Audit Fees	Audit Related Fees[1]	Tax Fees[2]	All Other Fees[3]
June 30, 2020	$6,000	nil	nil	nil
June 30, 2019	$8,000	nil	nil	nil

Notes:	(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.
	(2)	Fees charged for tax compliance, tax advice and tax planning services.
	(3)	Fees for services other than disclosed in any other column.

Compensation Committee

During the financial year ended June 30, 2020, the Company did not have a Compensation Committee. In 2021, the Compensation Committee was formed by the Board and is presently comprised of Maurice Swan (Chair), Andy Tester and Saurabh Handa. Each of the members of the Compensation Committee is independent within the meaning of the Corporate Governance Rule.

The Compensation Committee’s mandate is to, among other things, assess and formulate and make recommendations to the Board in respect of compensation issues related to the Company’s officers and employees and compensation issues relating to the Directors. In addition to any other duties and authorities delegated to it by the Board from time to time, the Compensation Committee’s mandate is expected to include:

●	reviewing and recommending to the Board, on a non-binding basis, changes to its mandate, as considered appropriate from time to time;

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●	reviewing and making recommendations to the Board on the Company’s general compensation philosophy and overseeing the development and administration of compensation programs;
●	reviewing the senior management and Board compensation policies and/or practices followed by the Company and seeking to ensure such policies are designed to recognize and reward performance and establish a compensation framework, which results in the effective development and execution of a Board-approved strategy;
●	seeking to ensure that base salaries are competitive relative to the industry and that bonuses, if any, reflect industry-competitive cash composition relative to corporate performance and considering individual performance in the context of the overall performance of the Company;
●	establishing the milestones and criteria for the payment of bonuses;
●	developing, for review and approval of the Board, a written position description for the CEO;
●	annually evaluating the Company’s and the senior executives’ performance by the degree that the Company’s strategy (as proposed and justified by management and modified and approved by the Board) and value growth performance (as compared to its peers including other Canadian public companies of a similar size and other streaming and royalty companies of a similar size in general and also the Canadian streaming and royalty companies with the most similar scope of business) differentiate;
●	annually reviewing and recommending to the Board an evaluation of the performance of senior executives and providing recommendations for annual compensation based on such evaluation and other appropriate factors;
●	administering any share-based compensation plan and such other compensation plans or structures for non-senior executive employees as are adopted by the Company from time to time in accordance with the terms of the applicable plan or structure, including the recommendation to the Board of the grant of options or other compensation in accordance with the terms of the applicable plan or structure;
●	regularly reviewing all incentive compensation plans and share-based plans and, in its discretion, making recommendations to the Board for consideration;
●	reviewing employee benefit plans and reports and, in its discretion, making recommendations to the Board for consideration;
●	identifying any compensation plans or practices that could encourage senior executives or other individuals to take inappropriate or excessive risks;
●	identifying any other risks that may arise from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company;
●	overseeing and approving a report prepared by management on senior executive compensation on an annual basis in connection with the preparation of the annual management information circular or as otherwise required pursuant to applicable securities laws;
●	reviewing in advance all proposed executive compensation disclosure;
●	reviewing and recommending to the Board the compensation of the Board members, including annual retainer, meeting fees, share-based compensation and other benefits conferred upon the Board members; and
●	reviewing annually the effectiveness of the CEO and, in consultation with the CEO, other senior management and other executive officers, including their contributions, performance and qualifications.

Consultants may be periodically retained to assist the Compensation Committee in fulfilling its responsibilities.

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Corporate Governance and Nominating Committee

During the financial year ended June 30, 2020, the Company did not have a Corporate Governance and Nominating Committee. In 2021, the Corporate Governance and Nominating Committee was formed by the Board and is presently comprised of Andy Tester (Chair), R. Marc Bustin and Maurice Swan. Each of the members of the Corporate Governance and Nominating Committee is independent within the meaning of the Corporate Governance Rule.

The Corporate Governance and Nominating Committee’s mandate is to, among other things, assess and formulate and make recommendations to the Board in respect of corporate governance and other issues relating to the Directors. In addition to any other duties and authorities delegated to it by the Board from time to time, the Corporate Governance and Nominating Committee mandate is excepted to include:

●	reviewing and recommending to the Board, on a non-binding basis, changes to its mandate, as considered appropriate from time to time;
●	overseeing the preparation of and recommending to the Board any required disclosures of governance practices to be included in any disclosure document of the Company, as required;
●	considering such other human resource matters as are delegated to the Corporate Governance and Nominating Committee by the Board, for review or recommendation, as considered appropriate from time to time;
●	reviewing, on a periodic basis, the size and composition of the Board, making recommendations as to the number of independent directors and advising the Board on filling vacancies;
●	facilitating the independent functioning of the Board, including by assessing which Directors are independent Directors and which independent Directors serve the Board as a matter of duty to a third-party and identifying areas of conflict of interest between the Company and any such third parties, and seeking to maintain an effective relationship between the Board and senior management of the Company;
●	reviewing, annually, the mandates of the Board and its committees and the position descriptions for the Chair of the Board and the Chair of each committee and recommending to the Board such amendments to those mandates and position descriptions as it believes are necessary or desirable;
●	assessing, annually, the effectiveness of the Chair of the Board, the Board as a whole, all committees of the Board and the contribution, competency, skill and qualification and, if applicable, position distributions, of individual Directors, including making recommendations where appropriate that a sitting Director be removed or not be re-appointed;
●	reviewing, on a periodic basis, the Company’s code of business conduct and ethics, recommending to the Board any changes thereto as considered appropriate from time to time, ensuring that management has established a system to monitor compliance with the code of business conduct and ethics, and reviewing management’s monitoring of the Company’s compliance with the code of business conduct and ethics;
●	establishing a process for direct communications with shareholders and other stakeholders, including through any whistleblower policy;
●	developing processes to address any conflict of interest and to periodically review such processes;
●	reviewing, on a periodic basis, senior management succession plans;
●	reviewing and submitting to the Board, as a whole, recommendations concerning executive and board compensation, compensation plan matters and corporate governance; and
●	considering, in recommending to the Board suitable candidates to be nominated for election as Directors at the next annual meeting of shareholders: (a) the competencies and skills considered necessary for the Board, as a whole, to possess, (b) the competencies and skills of the existing members of the Board, (c) the needs of the Board and the competencies and skills each new nominee will bring to the boardroom, and (d) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

Consultants may be periodically retained to assist the Corporate Governance and Nominating Committee in fulfilling its responsibilities.

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Additional Information

Indebtedness of Directors, Executive Officers and Others

None of the Company’s Directors, Nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended June 30, 2020, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular and except for the fact that certain Directors and officers are shareholders, no informed person (as defined in NI 51-102) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial period or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than the election of Directors or the appointment of auditors, no: (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial period; (b) proposed Nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Management Contracts

Other than as described above under the heading “Executive Compensation – Compensation Discussion and Analysis and Oversight of Compensation - Employment, Consulting and Management Agreements”, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.

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Other Information

Additional information relating to the Company can be found at the Company’s website at www.carbonstreaming.com and on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended June 30, 2020 which are filed on SEDAR. Shareholders may contact the Company by phone at +1 647 846 7765 or by e-mail at info@carbonstreaming.com to request copies of these documents.

Directors’ Approval

The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.

DATED at Toronto, Ontario this 28th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF CARBON STREAMING CORPORATION

(signed) Justin Cochrane

Justin Cochrane
President & Chief Executive Officer

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SCHEDULE “A”

OMNIBUS LONG-TERM INCENTIVE PLAN

See attached.

“A” - 1

CARBON STREAMING CORPORATION

OMNIBUS LONG-TERM INCENTIVE PLAN

March 25, 2021

( i )

CARBON STREAMING CORPORATION

OMNIBUS LONG-TERM INCENTIVE PLAN

Carbon Streaming Corporation (the “Corporation”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees, consultants and management company employees providing ongoing services to the Corporation and its Affiliates (as defined herein) that can have a significant impact on the Corporation’s long-term results.

ARTICLE 1—DEFINITIONS

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Affiliates” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Awards” means Options, RSUs and PSUs granted to a Participant pursuant to the terms of the Plan;

“Award Agreement” means an Option Agreement, RSU Agreement, PSU Agreement, or an Employment Agreement, as the context requires;

“Black-Out Period” means the period of time required by applicable law when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by Insiders or other specified persons;

“Board” means the board of directors of the Corporation as constituted from time to time;

“Broker” has the meaning ascribed thereto in Section 7.4(2) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, or Vancouver, British Columbia, Canada for the transaction of banking business;

“Cancellation” has the meaning ascribed thereto in Section 2.5(1) hereof;

“Cash Equivalent” means in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant’s Account, net of any applicable taxes in accordance with Section 7.4, on the Share Unit Settlement Date;

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“Change of Control” means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs (A) upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans; or (B) as a result of the conversion of the multiple voting shares in the capital of the Corporation into Shares;

(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such transaction, or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c)	the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a person other than a person that was an Affiliate of the Corporation at the time of such transaction, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e)	individuals who, on the effective date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

“Code of Ethics” means any code of ethics adopted by the Corporation, as modified from time to time;

“Corporation” means Carbon Streaming Corporation, a corporation existing under the Business Corporations Act (British Columbia), as amended from time to time;

“Discounted Market Price” has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

“Dividend Share Units” has the meaning ascribed thereto in Section 5.2 hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.4(1) hereof;

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“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or an Affiliate and such Participant;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Exercise Price” has the meaning ascribed thereto in Section 3.3 hereof;

“Expiry Date” has the meaning ascribed thereto in Section 3.4 hereof;

“Insider” has the meaning attributed thereto in the TSX Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time;

“Investor Relations Activities” has the meaning given to such term in TSXV Policy 1.1, as amended, supplemented or replaced from time to time;

“Market Value” means at any date when the market value of Shares of the Corporation is to be determined, the three-day volume weighted average trading price of the Shares on the Trading Day prior to the date of grant on the principal stock exchange on which the Shares are listed, or if the Shares of the Corporation are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith;

“NEO” means the Neo Exchange Inc.;

“Non-Employee Directors” means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers, senior executives or other employees of the Corporation or a Subsidiary, consultants, or service providers providing ongoing services to the Corporation or its Affiliates;

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, but subject to the provisions hereof and the Option Agreement;

“Option Agreement” means a written notice from the Corporation to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Appendix “A”, or such other form as the Board may approve from time to time;

“Participants” means Eligible Participants that are granted Awards under this Plan;

“Participant’s Account” means an account maintained to reflect each Participant’s participation in RSUs and/or PSUs under this Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or of its Affiliates, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 4.4 hereof;

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“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended or restated from time to time;

“PSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“PSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form of Appendix “D”, or such other form as the Board may approve from time to time;

“Restriction Period” means the period determined by the Board pursuant to Section 4.3 hereof;

“RSU” means a right awarded to a Participant to receive a payment in the form of Shares as provided in Article 4 hereof and subject to the terms and conditions of this Plan;

“RSU Agreement” means a written notice from the Corporation to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form of Appendix “C”, or such other form as the Board may approve from time to time;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more employees, directors, officers or insiders of the Corporation or a Subsidiary. For greater certainty, a “Share Compensation Arrangement” does not include a security based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Corporation;

“Shares” means the common shares in the capital of the Corporation;

“Share Unit” means a RSU or PSU, as the context requires;

“Share Unit Settlement Date” has the meaning determined in Section 4.6(1)(a);

“Share Unit Settlement Notice” means a notice by a Participant to the Corporation electing the desired form of settlement of vested RSUs or PSUs;

“Share Unit Vesting Determination Date” has the meaning described thereto in Section 4.5 hereof;

“Stock Exchange” means the NEO, the TSX or the TSXV, as applicable from time to time;

“Subsidiary” means a corporation, company, partnership or other body corporate that is controlled, directly or indirectly, by the Corporation;

“Successor Corporation” has the meaning ascribed thereto in Section 6.1(3) hereof;

“Surrender” has the meaning ascribed thereto in Section 3.6(3);

“Surrender Notice” has the meaning ascribed thereto in Section 3.6(3);

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“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means the date on which a Participant ceases to be an Eligible Participant;

“Trading Day” means any day on which the Stock Exchange is opened for trading;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“TSXV Policy” means the TSXV Corporate Finance Policies; and

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code.

ARTICLE 2—PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

The purpose of this Plan is to advance the interests of the Corporation by: (i) providing Eligible Participants with additional incentives; (ii) encouraging stock ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Corporation; (iv) promoting growth and profitability of the Corporation; (v) encouraging Eligible Participants to take into account long-term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Corporation and/or significant performance achievements of the Corporation; and (vii) enhancing the Corporation’s ability to attract, retain and motivate Eligible Participants.

Section 2.2 Implementation and Administration of the Plan.

(1)	Subject to Section 2.3, this Plan will be administered by the Board.

(2)	Subject to the terms and conditions set forth in this Plan, the Board is authorized to provide for the granting, exercise and method of exercise of Awards, all at such times and on such terms (which may vary between Awards granted from time to time) as it determines. In addition, the Board has the authority to (i) construe and interpret this Plan and all certificates, agreements or other documents provided or entered into under this Plan; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board will be binding on all Participants and on their legal, personal representatives and beneficiaries.

(3)	No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of this Plan, any Award Agreement or other document or any Awards granted pursuant to this Plan.

(4)	The day-to-day administration of this Plan may be delegated to such committee of the Board and/or such officers and employees of the Corporation as the Board determines from time to time.

(5)	Subject to the provisions of this Plan, the Board has the authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of an Award.

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Section 2.3 Delegation to Committee.

Despite Section 2.2 or any other provision contained in this Plan, the Board has the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. In such circumstances, all references to the Board in this Plan include reference to such committee and/or member of the Board, as applicable.

Section 2.4 Eligible Participants.

(1)	The Persons who shall be eligible to receive Awards (“Eligible Participants”) shall be the bona fide directors, officers, senior executives, consultants, management company employees and other employees of the Corporation or a Subsidiary, providing ongoing services to the Corporation and its Affiliates; notwithstanding the foregoing, providers of Investor Relations Activities shall not be included as Eligible Participants entitled to receive Share Units related to RSU Agreements or PSU Agreements.

(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship, employment or appointment with the Corporation.

(3)	Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to this Plan shall in no way be construed as a guarantee of employment or appointment by the Corporation.

Section 2.5 Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to provisions of Article 6 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under this Plan shall not exceed ten percent (10%) of the total issued and outstanding Shares from time to time or such other number as may be approved by the Stock Exchange and the shareholders of the Corporation from time to time, provided that at all times when the Corporation is listed on the TSXV, the shareholder approval referred to herein must be obtained on a “disinterested” basis in compliance with the applicable policies of the TSXV. For the purposes of this Section 2.5(1), in the event that the Corporation cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation the Corporation exceeds the limit set out in this Section 2.5(1), no approval of the Corporation’s shareholders will be required for the issuance of Shares on the exercise of any Options which were granted prior to such Cancellation.

(2)	Shares in respect of which an Award is granted under this Plan, but not exercised prior to the termination of such Award or not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, shall be available for Awards to be granted thereafter pursuant to the provisions of this Plan. All Shares issued pursuant to the exercise or the vesting of the Awards granted under this Plan shall be so issued as fully paid and non-assessable Shares.

Section 2.6 Participation Limits.

(1)	Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares reserved and available for grant and issuance pursuant to Awards under this Plan to the Non-Employee Directors shall not exceed one percent (1%) of the total issued and outstanding Shares from time to time. For greater certainty, the Shares reserved and available for grant and issuance to the Non-Employee Directors, shall be included in the ten percent (10%) of the total issued and outstanding Shares from time to time generally available for grant and issuance pursuant Section 2.5(1). The total Market Value of annual Award(s) to any individual Non-Employee Director under this Plan shall not exceed $150,000, of which no more than $100,000 of value may be comprised of Options.

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(2)	Subject to adjustment pursuant to provisions of Article 6 hereof, the aggregate number of Shares (i) issued to Insiders under this Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under this Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares from time to time. Any Awards granted pursuant to this Plan, prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in this Section 2.6(2).

Section 2.7 Additional TSXV Limits.

(1)	In addition to the requirements in Section 2.5 and Section 2.6, subject to Section 4.2(7), and notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

(a)	the total number of Shares which may be reserved for issuance to any one Eligible Participant under this Plan together with all of the Corporation’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date or within any 12-month period (in each case on a non-diluted basis);

(b)	the aggregate number of Awards to any one Eligible Participant that is a consultant of the Corporation in any 12 month period must not exceed 2% of the issued Shares calculated at the first such grant date;

(c)	the aggregate number of Options to all persons retained to provide Investor Relations Activities must not exceed 2% of the issued Shares in any 12-month period calculated at the first such grant date (and including any Eligible Participant that performs Investor Relations Activities and/or whose role or duties primarily consist of Investor Relations Activities);

(d)	Options granted to any person retained to provide Investor Relations Activities must vest over a period of not less than 12 months from the date of grant of the Award and with no more the 25% of the Options vesting in any three (3) month period notwithstanding any other provision of this Plan;

(e)	the aggregate number of Share Units to any one Eligible Participant must not exceed (i) 1% of the issued Shares at the each such grant date and (ii) 2% of the total issued and outstanding Shares within the last 12-month period calculated at the each such grant date; and

(f)	the aggregate number of Share Units issuable to all Eligible Participants under this Plan must not exceed such number as agreed to with the Stock Exchange.

(2)	At all times when the Corporation is listed on the TSXV, the Corporation shall seek annual TSXV and shareholder approval for this rolling Plan in conformity with TSXV Policy 4.4.

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ARTICLE 3—OPTIONS

Section 3.1 Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2 Option Awards.

(1)	The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under this Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Exercise Price”), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date; the whole subject to the terms and conditions prescribed in this Plan, in any Option Agreement and any applicable rules of the Stock Exchange.

(2)	Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a Option Agreement, each Option shall vest as to one-third on the first anniversary date of the grant, one-third on the second anniversary of the date of grant, and one-third on the third anniversary of the date of grant.

(3)	Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, the Corporation shall maintain timely disclosure and file appropriate documentation in connection with Option grants made under this Plan in accordance with TSXV Policy 4.4.

Section 3.3 Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant and in any event shall not be less than the Discounted Market Price.

Section 3.4 Expiry Date; Blackout Period.

Subject to Section 6.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of this Plan, each Option that would expire during or within ten (10) Business Days immediately following a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period. Where an Option will expire on a date that falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the Black- Out Period, then the date such Option will expire will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days after the Black-Out Period that the Option expires.

Section 3.5 Exercise of Options.

(1)	Subject to the provisions of this Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted.

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(2)	Prior to its expiration or earlier termination in accordance with this Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3)	No fractional Shares will be issued upon the exercise of Options granted under this Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 6.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.6 Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of this Plan and the alternative exercise procedures set out herein, an Option granted under this Plan may be exercisable (from time to time as provided in Section 3.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an Exercise Notice to the Corporation in the form and manner determined by the Board from time to time, together with cash, a bank draft or certified cheque in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)	Subject to Section 3.6(5), pursuant to the Exercise Notice and subject to the approval of the Board, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Corporation to satisfy the Exercise Price and any applicable tax withholdings, promptly following which the Corporation shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3)	Subject to Section 3.6(5), in addition, in lieu of exercising any vested Option in the manner described in this Section 3.6(1) or Section 3.6(2), and pursuant to the terms of this Article 3, a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Corporation, substantially in the form of Schedule II to the Option Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued

Y = the number of Shares underlying the Options to be Surrendered

A = the Market Value of the Shares as at the date of the Surrender

B = the Exercise Price of such Options

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(4)	Subject to Section 3.6(5), upon the exercise of an Option pursuant to Section 3.6(1) or Section 3.6(3), the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

(5)	Notwithstanding any other provision of this Plan, the “cashless exercise” provisions contained in each of Section 3.6(2), Section 3.6(3) and Section 3.6(4) shall not apply at all times when the Corporation is listed on the TSXV, and such provisions shall be of no force and effect during such period.

ARTICLE 4 —SHARE UNITS

Section 4.1 Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 4.2 Share Unit Awards.

(1)	Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under this Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)	The RSUs and PSUs are structured so as to be considered to be a “plan” described in Section 7 of the Tax Act or any successor to such provision.

(3)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; or (iii) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(4)	Share Units may be settled by the Participant at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but shall be settled no later than the Share Unit Settlement Date.

(5)	Unless otherwise specified in the RSU Agreements, one-third of RSUs awarded pursuant to a RSU Agreement shall vest on each of the first three anniversaries of the date of grant.

(6)	Each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of RSUs in each fiscal year. The number of RSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee elected to be paid by way of RSUs divided by the Market Value. At the discretion of the Board, fractional RSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

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(7)	Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV, no person retained to provide Investor Relations Activities shall receive any grant of Share Units in compliance with TSXV Policy 3.4.

Section 4.3 Restriction Period Applicable to Share Units.

The applicable restriction period in respect of a particular Share Unit shall be determined by the Board but in all cases shall end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Award is granted (“Restriction Period”). For example, the Restriction Period for a grant made in June 2020 shall end no later than December 31, 2023. Subject to the Board’s determination, any vested Share Units with respect to a Restriction Period will be paid to Participants in accordance with Article 4, no later than the end of the Restriction Period. Unless otherwise determined by the Board, all unvested Share Units shall be cancelled on the Share Unit Vesting Determination Date (as such term is defined in Section 4.5) and, in any event, no later than the last day of the Restriction Period.

Section 4.4 Performance Criteria and Performance Period Applicable to PSU Awards.

(1)	For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the “Performance Period”), provided that such Performance Period may not expire after the end of the Restriction Period, being no longer than three (3) years after the calendar year in which the Award was granted. For example, a Performance Period determined by the Board to be for a period of three (3) financial years will start on the first day of the financial year in which the award is granted and will end on the last day of the second financial year after the year in which the grant was made. In such a case, for a grant made on January 4, 2021, the Performance Period will start on January 1, 2021 and will end on December 31, 2023.

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 4.5 Share Unit Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the “Share Unit Vesting Determination Date”), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any. For greater certainty, the Share Unit Vesting Determination Date in respect of Share Units must fall after the end of the Performance Period, if applicable, but no later than the last day of the Restriction Period.

Section 4.6 Settlement of Share Unit Awards.

(1)	Subject to the terms of any Employment Agreement or other agreement between the Participant and the Corporation, or the Board expressly providing to the contrary, and except as otherwise provided in a RSU Agreement and/or PSU Agreement, in the event that the vesting conditions, the Performance Criteria and Performance Period, if applicable, of a Share Unit are satisfied:

(a)	all of the vested Share Units covered by a particular grant may, subject to Section 4.6(4), be settled at any time beginning on the first Business Day following their Share Unit Vesting Determination Date but no later than the date that is five (5) years from their Share Unit Vesting Determination Date (the “Share Unit Settlement Date”); and

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(b)	a Participant is entitled to deliver to the Corporation, on or before the Share Unit Settlement Date, a Share Unit Settlement Notice in respect of any or all vested Share Units held by such Participant.

(2)	Subject to Section 4.6(4), settlement of Share Units shall take place promptly following the Share Unit Settlement Date and take the form set out in the Share Unit Settlement Notice through:

(a)	in the case of settlement of Share Units for their Cash Equivalent, delivery of a bank draft, certified cheque or other acceptable form of payment to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of Share Units for Shares, delivery of Shares to the Participant; or

(c)	in the case of settlement of the Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)	If a Share Unit Settlement Notice is not received by the Corporation on or before the Share Unit Settlement Date, settlement shall take the form of Shares issued from treasury as set out in Section 4.7(2).

(4)	Notwithstanding any other provision of this Plan, in the event that a Share Unit Settlement Date falls during a Black-Out Period and the Participant has not delivered a Share Unit Settlement Notice, then such Share Unit Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such Black-Out Period is terminated. Where a Share Unit Settlement Date falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the Black-Out Period, then the Share Unit Settlement Date will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days that a Share Unit Settlement Date is after the Black-Out Period.

Section 4.7 Determination of Amounts.

(1)	Cash Equivalent of Share Units. For purposes of determining the Cash Equivalent of Share Units to be made pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and shall equal the Market Value on the Share Unit Settlement Date multiplied by the number of vested Share Units in the Participant’s Account which the Participant desires to settle in cash pursuant to the Share Unit Settlement Notice.

(2)	Payment in Shares; Issuance of Shares from Treasury. For the purposes of determining the number of Shares from treasury to be issued and delivered to a Participant upon settlement of Share Units pursuant to Section 4.6, such calculation will be made on the Share Unit Settlement Date and be the whole number of Shares equal to the whole number of vested Share Units then recorded in the Participant’s Account which the Participant desires to settle pursuant to the Share Unit Settlement Notice. Shares issued from treasury will be issued in consideration for the past services of the Participant to the Corporation and the entitlement of the Participant under this Plan in respect of such Share Units settled for Shares shall be satisfied in full by such issuance of Shares.

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ARTICLE 5—GENERAL CONDITIONS

Section 5.1 General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Employment - The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)	Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(3)	Conformity to Plan – In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of this Plan, or purports to grant Awards on terms different from those set out in this Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with this Plan.

(4)	Non-Transferability – Except as set forth herein, Awards are not transferable. Awards may be exercised only upon the Participant’s death, by the legal representative of the Participant’s estate, provided that any such legal representative shall first deliver evidence satisfactory to the Corporation of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

(5)	Hold Period – The granting of an Award (i) to Insiders, or (ii) where the exercise price is at a discount to the Market Price, shall be subject to a four-month hold period in compliance with the applicable policies of the TSXV.

Section 5.2 Dividend Share Units.

When dividends (other than stock dividends) are paid on Shares, Participants shall receive additional RSUs and/or PSUs, as applicable (“Dividend Share Units”) as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 5.2 shall be subject to the same vesting conditions applicable to the related RSUs and/or PSUs.

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Section 5.3 Termination of Employment.

(1)	Subject to a written Employment Agreement of a Participant and as otherwise determined by the Board, each Share Unit and Option shall be subject to the following conditions:

(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised vested or unvested Share Units and Options granted to such Participant shall terminate on the effective date of the termination as specified in the notice of termination. For the purposes of this Plan, the determination by the Corporation that the Participant was discharged for cause shall be binding on the Participant. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Corporation’s Code of Ethics and any reason determined by the Corporation to be cause for termination.

(b)	Retirement. In the case of a Participant’s retirement, any unvested Share Units and/or Options held by the Participant as at the Termination Date will continue to vest in accordance with their vesting schedules, and all vested Share Units and Options held by the Participant at the Termination Date may be exercised until the earlier of the expiry date of such Share Units and Options or one (1) year following the Termination Date, provided that if the Participant is determined to have breached any post-employment restrictive covenants in favour of the Corporation, then any Share Units and/or Options held by the Participant, whether vested or unvested, will immediately expire and the Participant shall pay to the Corporation any “in-the- money” amounts realized upon exercise of Share Units and/or Options following the Termination Date.

(c)	Resignation. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, subject to any later expiration dates determined by the Board, all Share Units and Options shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of such Share Unit or Option, to the extent such Share Unit or Option was vested and exercisable by the Participant on the effective date of such resignation and all unexercised unvested Share Units and/or Options granted to such Participant shall terminate on the effective date of such resignation.

(d)	Termination or Cessation. In the case of a Participant ceasing to be an Eligible Participant for any reason (other than for “cause”, resignation or death) the number of Share Units and/or Options that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the effective date of the Termination Date, or the expiry date of such Share Units and Options. For greater certainty, the pro ration calculation referred to above shall be net of previously vested Share Units and/or Options.

(e)	Death. If a Participant dies while in his or her capacity as an Eligible Participant, all unvested Share Units and Options will immediately vest and all Share Units and Options will expire one hundred eighty (180) days after the death of such Participant.

(f)	Change of Control. If a participant is terminated without “cause” or resigns for good reason during the 12 month period following a Change of Control, or after the Corporation has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Share Units and/or Options will immediately vest and may be exercised prior to the earlier of thirty (30) days of such date or the expiry date of such Options.

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(2)	For the purposes of this Plan, a Participant’s employment with the Corporation or an Affiliate is considered to have terminated effective on the last day of the Participant’s actual and active employment with the Corporation or Affiliate, whether such day is selected by agreement with the individual, unilaterally by the Corporation or Affiliate and whether with or without advance notice to the Participant. For the avoidance of doubt, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s last day of actual and active employment will be considered as extending the Participant’s period of employment for the purposes of determining his entitlement under this Plan.

(3)	The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the date of cessation of employment or if working notice of termination had been given.

Section 5.4 Unfunded Plan.

Unless otherwise determined by the Board, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation. Notwithstanding the foregoing, any determinations made shall be such that this Plan continuously meets the requirements of paragraph 6801(d) of the Income Tax Regulations, adopted under the Tax Act or any successor provision thereto.

ARTICLE 6—ADJUSTMENTS AND AMENDMENTS

Section 6.1 Adjustment to Shares Subject to Outstanding Awards.

(1)	In the event of any subdivision of the Shares into a greater number of Shares at any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant, at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof, in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such subdivision if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

(2)	In the event of any consolidation of Shares into a lesser number of Shares at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall deliver to such Participant at the time of any subsequent exercise or vesting of such Award in accordance with the terms hereof in lieu of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award, but for the same aggregate consideration payable therefor, such number of Shares as such Participant would have held as a result of such consideration if on the record date thereof the Participant had been the registered holder of the number of Shares to which such Participant was theretofore entitled upon such exercise or vesting of such Award.

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(3)	If at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 6.1(1) or Section 6.1(2) hereof or, subject to the provisions of Section 6.2(3) hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), the Participant shall be entitled to receive upon the subsequent exercise or vesting of Award, in accordance with the terms hereof and shall accept in lieu of the number of Shares then subscribed for but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class or other securities of the Corporation or the Successor Corporation (as the case may be) or other consideration from the Corporation or the Successor Corporation (as the case may be) that such Participant would have been entitled to receive as a result of such reclassification, reorganization or other change of shares or, subject to the provisions of Section 6.2(3) hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change of shares or the effective date of such consolidation, merger or amalgamation, as the case may be, such Participant had been the registered holder of the number of Shares to which such Participant was immediately theretofore entitled upon such exercise or vesting of such Award.

(4)	If, at any time after the grant of an Award to any Participant and prior to the expiration of the term of such Award, the Corporation shall make a distribution to all holders of Shares or other securities in the capital of the Corporation, or cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit), or should the Corporation effect any transaction or change having a similar effect, then the price or the number of Shares to which the Participant is entitled upon exercise or vesting of Award shall be adjusted to take into account such distribution, transaction or change. The Board shall determine the appropriate adjustments to be made in such circumstances in order to maintain the Participants’ economic rights in respect of their Awards in connection with such distribution, transaction or change.

Section 6.2 Amendment or Discontinuance of the Plan.

(1)	The Board may amend this Plan or any Award at any time without the consent of the Participants provided that such amendment shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Article 6 hereof;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c)	be subject to shareholder approval, where required by law, the requirements of the Stock Exchange or the provisions of this Plan, provided that shareholder approval shall not be required for the following amendments and the Board may make any such amendments:

(i)	amendments of a general “housekeeping” or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in this Plan;

(ii)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award (other than in respect of any Options held by persons retained to provide Investor Relations Activities for which prior approval of the TSXV shall be required at all times when the Corporation is listed on the TSXV);

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(iii)	a change to the assignability provisions under this Plan;

(iv)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

(v)	any amendment to add or amend provisions relating to the granting of cash- settled awards, provision of financial assistance or clawbacks and any amendment to a cash-settled award, financial assistance or clawbacks provisions which are adopted;

(vi)	any amendment regarding the administration of this Plan;

(vii)	any amendment necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Corporation, this Plan or the shareholders of the Corporation (provided, however, that any Stock Exchange shall have the overriding right in such circumstances to require shareholder of any such amendments); and

(viii)	any other amendment that does not require the shareholder approval under Section 6.2(2).

(2)	Notwithstanding Section 6.2(1)(c), the Board shall be required to obtain shareholder approval to make the following amendments:

(a)	any change to the maximum number of Shares issuable from treasury under this Plan, except such increase by operation of Section 2.5 and in the event of an adjustment pursuant to Article 6;

(b)	any amendment which reduces the exercise price of any Award, except in the case of an adjustment pursuant to Article 6;

(c)	any amendment that would permit the introduction or reintroduction of Non- Employee Directors as Eligible Participants on a discretionary basis or any amendment that increases the limits previously imposed on Non-Employee Director participation;

(d)	any amendment to remove or to exceed the insider participation limit set out in Section 2.6(2);

(e)	any amendment to the amendment provisions of this Plan.

At all times when the Corporation is listed on the TSXV, the shareholder approval referred to in Section 6.2(2)(b) (if any such Award is held by an Insider) and Section 6.2(2)(d) above must be obtained on a “disinterested” basis in compliance with the applicable policies of the TSXV.

(3)	The Board may, subject to applicable regulatory approvals, decide that any of the provisions hereof concerning the effect of termination of the Participant’s employment shall not apply for any reason acceptable to the Board.

(4)	Notwithstanding any other provision of this Plan, at all times when the Corporation is listed on the TSXV:

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(a)	the Corporation shall be required to obtain prior TSXV acceptance of any amendment to this Plan; and

(b)	The Corporation shall be required to obtain disinterested shareholder approval in compliance with the applicable policies of the TSXV for this Plan if, together with all of the Corporation’s previously established and outstanding equity compensation plans or grants, could permit at any time: (1) the aggregate number of Shares reserved for issuance under Awards granted to Insiders (as a group) at any point in time exceeding 10% of the issued Shares; and (2) the grant to Insiders (as a group), within a 12 month period, of an aggregate number of Awards exceeding 10% of the issued Shares, calculated at the date an Award is granted to any Insider.

Section 6.3 Change of Control.

(1)	Notwithstanding any other provision of this Plan, in the event of a Change of Control, the surviving, successor or acquiring entity shall assume any Awards or shall substitute similar options or share units for the outstanding Awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding Awards or substitute similar options or share units for the outstanding Awards, as applicable, or if the Board otherwise determines in its discretion, the Corporation shall give written notice to all Participants advising that this Plan shall be terminated effective immediately prior to the Change of Control and all Options, RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) shall be deemed to be vested and, unless otherwise exercised, settled, forfeited or cancelled prior to the termination of this Plan, shall expire or, with respect to RSUs and PSUs be settled, immediately prior to the termination of this Plan. The number of PSUs which are deemed to be vested shall be determined by the Board, in its sole discretion, having regard to the level of achievement of the Performance Criteria prior to the Change of Control.

(2)	In the event of a Change of Control, the Board has the power to: (i) make such other changes to the terms of the Awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the Participants; (ii) otherwise modify the terms of the Awards to assist the Participants to tender into a takeover bid or other arrangement leading to a Change of Control, and thereafter; and (iii) terminate, conditionally or otherwise, the Awards not exercised or settled, as applicable, following successful completion of such Change of Control. If the Change of Control is not completed within the time specified therein (as the same may be extended), the Awards which vest pursuant to this Section 6.3 shall be returned by the Corporation to the Participant and, if exercised or settled, as applicable, the Shares issued on such exercise or settlement shall be reinstated as authorized but unissued Shares and the original terms applicable to such Awards shall be reinstated.

ARTICLE 7—MISCELLANEOUS

Section 7.1 Currency.

Unless otherwise specifically provided, all references to dollars in this Plan are references to Canadian dollars.

Section 7.2 Compliance and Award Restrictions.

(1)	The Corporation’s obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

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(2)	The Participant agrees to fully cooperate with the Corporation in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Corporation with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Corporation.

(4)	The Corporation is not obliged by any provision of this Plan or the grant of any Award under this Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Corporation or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)	If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares will terminate and, if applicable, any funds paid to the Corporation in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

Section 7.3 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under this Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under this Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under this Plan.

Section 7.4 Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under this Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 7.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

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(2)	The sale of Shares by the Corporation, or by a broker engaged by the Corporation (the “Broker”), under Section 7.4(1) or under any other provision of this Plan will be made on the Stock Exchange. The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Corporation nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)	The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

(4)	Notwithstanding the first paragraph of this Section 7.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 7.5 Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 7.6 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 7.7 Severability.

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

Section 7.8 Effective Date of the Plan.

The Plan was approved by the Board and shall take effect as of March 25, 2021.

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ADDENDUM FOR U.S. PARTICIPANTS

CARBON STREAMING CORPORATION

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.	Definitions

“cause” has the meaning attributed under Section 5.3(1)(a) of the Plan, provided however that the Participant has provided the Corporation (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for “cause” within 90 days of such act or omission and the Corporation (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Corporation’s (or applicable Subsidiary’s) receipt of such notice.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

“Specified Employee” has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2.	Expiry Date of Options

Notwithstanding anything to the contrary in Section 3.4 of the Plan or otherwise, in no event, including as a result of any Black- Out Period or any termination of employment, shall the expiration of any Option issued to a U.S. Participant be extended beyond the original Expiry Date if such Option has an Exercise Price that is less than the Market Value on the date of the proposed extension.

3.	Non-Employee Directors

A Non-Employee Director who is also a U.S. Participant and wishes to have all or any part of his or her annual retainer fees paid in the form of RSUs shall irrevocably elect such payment form by December 31 of the year prior to the calendar year during which the annual retainer fees are to be earned. Any election made under this Section 3 shall be irrevocable during the calendar year to which it applies, and shall apply to annual retainers earned in future calendar years unless and until the U.S. Participant makes a later election in accordance with the terms of this Section 3 of the Addendum. With respect to the calendar year in which a U.S. Participant becomes a Non-Employee Director, so long as such individual has never previously been eligible to participate in any deferred compensation plan sponsored by the Corporation, such individual may make the election described in this Section 3 of the Addendum within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the annual retainer not earned before the date such election is made. Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, any RSUs issued to a U.S. Participant that is a Non-Employee Director in lieu of retainer fees shall be settled on earlier of (i) the U.S. Participant’s Separation from Service, or (ii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

4.	Settlement of Share Unit Awards.

(a)	Notwithstanding anything to the contrary in Article 4 of the Plan and except as otherwise set forth herein, all of the vested Share Units subject to any RSU or PSU shall be settled on earlier of (i) the date set forth in the U.S. Participant’s Share Unit Settlement Notice which shall be no later than the fifth anniversary of the applicable Share Unit Vesting Determination Date, (ii) the U.S. Participant’s Separation from Service, or (iii) a Change of Control provided that such change of control event constitutes a change of control within the meaning of Section 409A.

(b)	Notwithstanding Section 4.6(1)(b) of the Plan, any U.S. Participant must deliver to the Corporation a Share Unit Settlement Notice specifying the Share Unit Settlement Date and form of settlement for his or her RSUs or PSUs on or prior to December 31 of the calendar year prior to the calendar year of the grant; provided that, the Share Unit Settlement Date may be specified at any time prior to the grant date, if the award requires the U.S. Participant’s continued service for not less than 12 months after the grant date in order to vest in such Award. Any such election of Share Unit Settlement Date shall be irrevocable as of the last date in which it is permitted to be made in accordance with the forgoing sentence. Notwithstanding the foregoing, if any U.S. Participant fails to timely submit a Share Unit Settlement Notice in accordance with the foregoing, then such U.S. Participant’s Share Unit Settlement Date shall be deemed to be the fifth anniversary of the Share Unit Vesting Determination Date, in addition, such settlement shall be in the form of Shares, Cash Equivalent, or a combination of both as determined by the Corporation in its sole discretion.

(c)	For the avoidance of doubt, Section 4.6(4) of the Plan shall not apply to any Award issued to a U.S. Participant.

5.	Dividend Share Units

For purposes of clarity, any Dividend Share Units issued to any U.S. Participant shall be settled at the same time as the underlying RSUs or PSUs for which they were awarded.

6.	Termination of Employment

(a)	Notwithstanding Section 5.3(1)(b) of the Plan, any unvested Share Units held by a Participant that retires shall be deemed vested as of the Termination Date and shall be settled at such time as set forth in Section 3 to this Addendum.

(b)	For the avoidance of doubt, in the event that a U.S. Participant dies, his or her vested Options shall expire on the earlier of the original expiry date or one hundred and eighty days after the death of such Participant.

7.	Specified Employee

Each grant of Share Units to a U.S. Participant is intended to be exempt from or comply with Code Section 409A. To the extent any Award is subject to Section 409A, then

(a)	all payments to be made upon a U.S. Participant’s Termination Date shall only be made upon such individual’s Separation from Service.

(b)	if on the date of the U.S. Participant’s Separation from Service the Corporation’s shares (or shares of any other Corporation that is required to be aggregated with the Corporation in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S.

Participant’s Separation from Service shall be postponed until the earlier of the originally scheduled date and six months following the U.S. Participant’s Separation from Service. The postponed amount shall be paid to the U.S. Participant in a lump sum within 30 days after the earlier of the originally scheduled date and the date that is six months following the U.S. Participant’s Separation from Service. If the U.S. Participant dies during such six month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Participant’s estate within 60 days following the U.S. Participant’s death.

8.	Adjustments.

Notwithstanding anything to the contrary in Article 6 of the Plan, any adjustment to an Option held by any U.S. Participant shall be made in compliance with the Code which for the avoidance of doubt may include an adjustment to the number of Shares subject thereto, in addition to an adjustment to the Exercise Price thereof.

9.	General

Notwithstanding any provision of the Plan to the contrary, all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Corporation or contravening Code Section 409A. However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A), and neither the Corporation nor any Subsidiary of the Corporation shall have any obligation to indemnify or otherwise hold such U.S. Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

APPENDIX “A”

FORM OF OPTION AGREEMENT

CARBON STREAMING CORPORATION

OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is granted by Carbon Streaming Corporation (the “Corporation”), in favour of the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is [●] and the address of the Optionee is currently [●].

2.	Number of Shares. The Optionee may purchase up to [●] Shares of the Corporation (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in Section 6 of this Option Agreement.

3.	Exercise Price. The exercise price is Cdn $ [●] per Option Share (the “Exercise Price”).

4.	Date Option Granted. The Option was granted on [●].

5.	Expiry Date. The Option terminates on [●]. (the “Expiry Date”).

6.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows:

[●]

7.	Exercise of Option. To exercise the Option, the Optionee shall notify the Corporation in the form annexed hereto as Schedule I, whereupon the Corporation shall use reasonable efforts to cause the Optionee to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Corporation.

8.	Transfer of Option. The Option is not-transferable or assignable except in accordance with the Plan.

9.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan, the terms of the Plan shall govern.

10.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Corporation and their respective successors and permitted assigns.

13.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the             day of                                           , 20      .

CARBON STREAMING CORPORATION

By:
Name:
Title:

Witness	[Insert Participant’s Name]

SCHEDULE I

ELECTION TO EXERCISE STOCK OPTIONS TO

TO: CARBON STREAMING CORPORATION (the “Corporation”)

The undersigned Optionee hereby elects to exercise Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                                           , 20        under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price (per Share):	Cdn.$

Aggregate Purchase Price:	Cdn.$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Corporation for details of such amount):	Cdn.$

☐ Or check here if alternative arrangements have been made with the Corporation;

and hereby tenders a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate purchase price, and, if applicable, all source deductions, and directs such Shares to be registered in the name of                                                                                    .

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this        day of                               ,          .

Signature of Participant

Name of Participant (Please Print)

SCHEDULE II

SURRENDER NOTICE

TO: CARBON STREAMING CORPORATION (the “Corporation”)

The undersigned Optionee hereby elects to surrender                            Options granted by the Corporation to the undersigned pursuant to an Award Agreement dated                             , 20____ under the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 3.6(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Please issue a certificate or certificates representing the Shares in the name of                                                                                    .

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this          day of                                                  ,            .

Signature of Participant

Name of Participant (Please Print)

APPENDIX “B”

FORM OF RSU AGREEMENT

CARBON STREAMING CORPORATION

RESTRICTED SHARE UNIT AGREEMENT

This restricted share unit agreement (“RSU Agreement”) is granted by Carbon Streaming Corporation (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the restricted share units (“RSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this RSU Agreement shall have the meanings set forth in the Plan.

The terms of the RSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of RSUs. The Recipient is hereby granted [●] RSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the RSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Performance Criteria. [●].

5.	Performance Period. [●].

6.	Vesting. The RSUs will vest as follows: [●].

7.	Transfer of RSUs. The RSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8.	Inconsistency. This RSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this RSU Agreement and the Plan, the terms of the Plan shall govern.

9.	Severability. Wherever possible, each provision of this RSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this RSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this RSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.	Entire Agreement. This RSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13.	Governing Law. This RSU Agreement and the RSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This RSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this RSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this RSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this RSU Agreement as of the          day of                                         , 20       .

CARBON STREAMING CORPORATION

By:
Name:
Title:

Witness	[Insert Participant’s Name]

APPENDIX “C”

FORM OF PSU AGREEMENT

CARBON STREAMING CORPORATION

PERFORMANCE SHARE UNIT AGREEMENT

This performance share unit agreement (“PSU Agreement”) is granted by Carbon Streaming Corporation (the “Corporation”) in favour of the Participant named below (the “Recipient”) of the performance share units (“PSUs”) pursuant to the Corporation’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this PSU Agreement shall have the meanings set forth in the Plan.

The terms of the PSUs, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is [●] and the address of the Recipient is currently [●].

2.	Grant of PSUs. The Recipient is hereby granted [●] PSUs.

3.	Restriction Period. In accordance with Section 4.3 of the Plan, the restriction period in respect of the PSUs granted hereunder, as determined by the Board, shall commence on [●] and terminate on [●].

4.	Performance Criteria. [●].

5.	Performance Period. [●].

6.	Vesting. The PSUs will vest as follows: [●].

7.	Transfer of PSUs. The PSUs granted hereunder are not-transferable or assignable except in accordance with the Plan.

8.	Inconsistency. This PSU Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this PSU Agreement and the Plan, the terms of the Plan shall govern.

9.	Severability. Wherever possible, each provision of this PSU Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this PSU Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this PSU Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.	Entire Agreement. This PSU Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This PSU Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13.	Governing Law. This PSU Agreement and the PSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This PSU Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this PSU Agreement, the Participant acknowledges that he or she has been provided with, has read and understands the Plan and this PSU Agreement.

IN WITNESS WHEREOF the parties hereof have executed this PSU Agreement as of the           day of                                         , 20

CARBON STREAMING CORPORATION

By:
Name:
Title:

Witness	[Insert Participant’s Name]

APPENDIX “D”

FORM OF U.S. PARTICIPANT/NON-EMPLOYEE DIRECTOR ELECTION

FORM CARBON STREAMING CORPORATION

I                                             [name] wish to defer 100% of my annual retainer (including any annual retainers or fees for service on committees of the Board) for the calendar year [                ] and any future calendar years unless and until I make a new election in accordance with the Plan and the Addendum. I, do hereby elect to have a Share Unit Settlement Date of [                ] anniversary of the grant date of such RSUs, or if earlier upon my Separation from Service in respect of all of such RSUs (including any accumulated Dividend Share Units), and otherwise in accordance with the Plan and the special provisions of the Addendum to the Plan applicable to U.S. Participants.

I understand that this election shall be irrevocable as of the last date in which I am permitted to make such election in accordance with Section 3 of the Addendum to the Plan and I shall only be permitted to revoke or modify this election up to such date. I understand that this election shall apply to any other grants of RSUs that I may be granted in the future (if any) in respect of any retainer fees payable in future calendar years (and will become irrevocable as of December 31 of the prior calendar year) until I make a later election, which election shall be made no later than the date set forth in Section 3 of the Addendum to the Plan.

All capitalized terms not defined in this Election Form have the meaning set out in the Plan.

I understand and agree that the granting and settlement of RSUs are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Election Form.

Non-Employee Director Name	Date

Witness	Date

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

See attached.

"A" - 1

CARBON STREAMING CORPORATION

AUDIT COMMITTEE CHARTER

A.	OVERVIEW AND PURPOSE

The Audit Committee of Carbon Streaming Corporation (the “Company”) has been formed by the Company’s Board of Directors to bear responsibility for oversight of the Company’s financial reporting process, thereby complying with applicable securities legislation and policies.

The Audit Committee is responsible to the Board of Directors of the Company. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:

(a)	disclosure of financial and related information;

(b)	the relationship with and expectations of the external auditors of the Company, including the establishment of the independence of the external auditors;

(c)	the oversight of the Company’s internal controls; and

(d)	any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors of the Company chooses to delegate to it.

The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.

B.	ORGANIZATION

1.	Size and Membership Criteria

The Audit Committee will consist of three or more Directors of the Company.

A majority of the members of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding common shares of the Company or other securities which are exchangeable into common shares of the Company, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

All members of the Audit Committee should be financially literate and be able to read and understand basic financial statements. At least one member of the Audit Committee should have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

2.	Appointment and Vacancies

The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of the Company. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of the Company or ceases to be a Director of the Company. Where a vacancy occurs at any time in the membership of the Audit Committee the Board of Directors of the Company may appoint a qualified individual to fill such vacancy and must appoint a qualified individual if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.

C.	MEETINGS

1.	Frequency

The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee may also meet at least once per year with management and the external auditors of the Company in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.

2.	Chair

The Board of Directors of the Company or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chair from amongst their number. If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the Chair of the meeting will be chosen by the Audit Committee from among the members present.

The Audit Committee will also appoint a secretary who need not be a Director of the Company.

3.	Time and Place of Meetings

The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:

(a)	a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other, and

(b)	notice of the time and place of every meeting will be given in writing or electronically / facsimile to each member of the Audit Committee, the internal auditors, the external auditors and the corporate secretary of the Company at least 24 hours prior to the time fixed for such meeting.

Any person entitled to notice of a meeting of the Audit Committee may waive such notice (and attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).

A meeting of the Audit Committee may be called by the corporate secretary of the Company on the direction of the Chief Executive Officer of the Company, by any member of the Audit Committee or the external auditors. Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of the meeting of the Audit Committee.

4.	Agenda

The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors and corporate secretary of the Company at the time of giving notice of the meeting of the Audit Committee.

5.	Resources

The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee, and to set the pay and compensation for such consultants. The Audit Committee may request any officer or employee of the Company or its subsidiaries or the legal counsel to the Company or the external auditors of the Company to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

D.	DUTIES AND RESPONSIBILITIES

The Board of Directors of the Company has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee shall have the sole authority and responsibility to carry out such duties and responsibilities:

1.	Review and Reporting Procedures

The Audit Committee will make regular reports to the Board of Directors of the Company. The Audit Committee will review and re-assess this Audit Committee Charter on an annual basis and make recommendations for changes to this Charter. The Audit Committee will also periodically perform a self-assessment of its performance against its mandate.

2.	Financial Reporting

The Audit Committee will review and discuss with management, the internal auditors (as applicable) and the external auditors of the Company the following financial statements and related information prior to filing or public dissemination:

(a)	annual audited financial statements of the Company, including notes;

(b)	interim financial statements of the Company;

(c)	management discussion and analysis (“MD&A”) relating to each of the annual audited financial statements and the interim financial statements of the Company;

(d)	news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of the Company, including the use of non-GAAP earnings measures;

(e)	the annual report of the Company;

(f)	all financial-related disclosure to be included in management proxy circulars of the Company in connection with meetings of shareholders; and

(g)	all financial-related disclosure to be included in or incorporated by reference into any prospectus or other offering documents that may be prepared by the Company.

As part of this review process, the Audit Committee will meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the relevant financial information.

The Audit Committee will also review the following items in relation to the above listed documents:

(a)	significant accounting and reporting issues or plans to change accounting practices or policies and the financial impact thereof;

(b)	any significant or unusual transactions;

(c)	significant management estimates and judgments; and

(d)	monthly financial statements.

Following the review by the Audit Committee of the documents set out above, the Audit Committee will provide its recommendations to the Board of Directors that such documents either be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders, or rejected and amended.

3.	External Auditors

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the external auditors of the Company (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing its audit report or performing other audit review or other services. As a result, the Audit Committee will review and recommend the appointment of the external auditors and the remuneration of the external auditors.

The Audit Committee will review on an annual basis the performance of the external auditors of the Company. The Audit Committee will discuss with the external auditors any disclosed relationships or non-audit services that the external auditors propose to provide to the Company or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors. In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of the Company for the coming financial year.

Prior to the release of the annual financial statements of the Company, the Audit Committee will discuss certain matters required to be communicated to the Audit Committee by the external auditors in accordance with the standards established by the Canadian Institute of Chartered Professional Accountants. The Committee will also consider the external auditors’ judgment about the quality and appropriateness of the Company’s accounting principles as applied in the Company’s financial reporting.

4.	Legal and Compliance

The Audit Committee is responsible for reviewing with management of the Company the following:

(a)	any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company and its subsidiaries which would have a material current or future effect on the financial condition of the Company;

(b)	major risk exposures facing the Company and the steps that management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies;

(c)	any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and its subsidiaries and the manner in which these matters have been disclosed in the financial statements; and

(d)	the quarterly and annual certificates of the Chief Executive Officer and the Chief Financial Officer of the Company certifying the Company’s quarterly and annual financial filings.

5.	Internal Controls

The Audit Committee is responsible for reviewing the adequacy of the Company’s internal control structures and procedures designed to ensure compliance with applicable laws and regulations.

The Audit Committee is responsible for establishing procedures for the following:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees or consultants of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee will review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors. The Audit Committee will also review the letters from the external auditors of the Company outlining the material weaknesses in internal controls noted from their audit, including relevant drafts of such letters.